PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

dlw 3/21

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: JULY 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR AUGUST 15, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to July 2005 of $0.12 per trust unit is to be paid on August 15, 2005, for unitholders of record on July 29, 2005. The ex-distribution date is July 27, 2005.

Peyto currently has 96.9 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

NEWS RELEASE

AUGUST 10, 2005 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES SECOND QUARTER 2005 RESULTS

CALGARY, ALBERTA – Peyto Energy Trust ("Peyto") is a leader in the exploration and development of natural gas in western Canada. Our core areas are located in Alberta's premier gas exploration area, the Deep Basin. The combination of our solid foundation and our ability to profitably find and develop oil and natural gas reserves makes Peyto a unique energy trust. We are proud to present our operating and financial results for the second quarter of the 2005 fiscal year.

The following summarizes the Trust's foundation.

- Long reserve life - Proved 12.2 years, Proved Plus Probable 17.2 years at the beginning of 2005
- Low operating costs - $1.30/boe, second quarter 2005
- Low base general and administrative costs - $0.10/boe, second quarter 2005
- High netback – $32.56/boe, second quarter 2005
- High operatorship - 97% of production
- Low cash distribution payout ratio - 51% of second quarter 2005 funds from operations
- Low debt to funds from operations ratio - 1.14 (net debt, before provision for future compensation, divided by annualized second quarter 2005 funds from operations)
- Since inception, Peyto has raised a total of $173.8 million issuing units from treasury, accumulated earnings of $237.5 million, and distributed $198.9 million to unitholders
- Transparent capital structure - no convertible debentures, no exchangeable shares, no stock options, no warrants

In spite of an unusually wet spring in our area of operations, production grew 4% from the first quarter of the year. This represents our 22nd consecutive period of quarterly production growth from 110 boe/d in the fourth quarter of 1999 to 22,464 boe/d in this quarter. What makes this achievement unique is how profitably we have been able to find and develop such high quality reserves relying solely on the expertise of our technical team. The following summarizes performance highlights for the second quarter of 2005.

- Production growth - production increased 21% from 18,544 boe/d in 2004 to 22,464 boe/d in the second quarter of 2005
- Per unit production growth - increased 19% per trust unit after adjusting for debt and bonuses
- Per unit funds from operations growth - increased 30% in the second quarter of 2005 compared to the second quarter of 2004
- Capital expenditures – $59 million was spent to find and develop new natural gas reserves
- Cash distributions per unit increased by 37% from the second quarter of 2004 while the payout ratio remained a low 51%. A total of $34 million or $0.35 per unit was distributed to unitholders in the second quarter of 2005.
- Trust units split 2 for 1 on May 31, 2005.

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

	3 Months Ended June 30		%	6 Months Ended June 30		%
	2005	2004	Change	**2005**	2004	Change
Operations						
Production						
Natural gas (mcf/d)	**106,866**	87,753	*22%*	**104,965**	82,743	*27%*
Oil & NGLs (bbl/d)	**4,653**	3,918	*19%*	**4,495**	3,598	*25%*
Barrels of oil equivalent (boe/d @ 6:1)	**22,464**	18,544	*21%*	**21,990**	17,389	*26%*
Product prices						
Natural gas ($/mcf)	**8.00**	7.32	*9%*	**7.91**	7.46	*6%*
Oil & NGLs ($/bbl)	**51.03**	40.06	*27%*	**53.18**	39.85	*33%*
Operating expenses ($/boe)	**1.30**	1.04	*25%*	**1.26**	1.06	*19%*
Transportation ($/boe)	**0.68**	0.74	*-8%*	**0.68**	0.66	*3%*
Field netback ($/boe)	**33.97**	30.14	*13%*	**34.71**	31.16	*11%*
General & administrative expenses ($/boe)	**0.10**	0.30	*-67%*	**0.08**	0.23	*-65%*
Interest expense ($/boe)	**1.25**	0.99	*26%*	**1.11**	0.98	*13%*
Financial ($000, except per unit)						
Revenue	**99,427**	72,757	*37%*	**193,496**	138,508	*40%*
Royalties (net of ARTC)	**25,954**	18,904	*37%*	**47,626**	34,457	*38%*
Funds from operations	**66,548**	48,548	*37%*	**133,184**	94,560	*41%*
Funds from operations per unit*	**0.69**	0.53	*30%*	**1.38**	1.04	*33%*
Cash distributions	**33,898**	23,320	*45%*	**64,370**	43,896	*47%*
Cash distributions per unit*	**0.35**	0.255	*37%*	**0.665**	0.48	*39%*
Percentage of funds from operations distributed	**51**	48	*6%*	**48**	46	*4%*
Earnings	**25,690**	30,347	*-15%*	**63,121**	54,690	*15%*
Earnings per diluted unit*	**0.27**	0.33	*-18%*	**0.65**	0.60	*8%*
Capital expenditures	**58,730**	37,067	*58%*	**157,805**	98,255	*61%*
Weighted average trust units outstanding*	**96,848,988**	91,450,544	*6%*	**96,757,110**	91,446,916	*6%*
As at June 30						
Net debt (before future compensation expense)				**304,165**	210,057	*45%*
Unitholders' equity				**212,395**	128,755	*65%*
Total assets				**726,064**	472,528	*54%*

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Funds from operations

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before bonuses, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

	3 Months Ended June 30		6 Months Ended June 30	
	2005	2004	**2005**	2004
Earnings	**25,690**	30,347	**63,121**	54,690
Items not requiring cash:				
Provision for bonuses	**21,118**	3,087	**25,045**	11,611
Future income tax expense	**5,261**	4,812	**17,730**	9,929
Depletion, depreciation and accretion	**14,479**	10,302	**27,288**	18,330
Funds from operations	**66,548**	48,548	**133,184**	94,560

Quarterly Review

In the second quarter, we invested $58.7 million, into finding and developing new gas reserves in our core areas. Costs associated with drilling and completing new reserves accounted for $46.4 million of the total, while pipeline and facility construction accounted for $7.9 million. Cmpletion and tie-in activity was curtailed by an unusually long period of wet conditions while our drilling activity was focused on more accessible areas. Peyto drilled 20 gross (16.4 net) wells in the second quarter 2005 and brought 19.9 net zones on production.

Operating costs averaged $1.30 per boe. Our cost structure continues to be one of the lowest and most stable in the North American energy sector. Over the past five years we have managed to keep our operating costs flat while we have increased our production 12 fold. Commodity prices were very strong during the quarter averaging $8.00 per mcf of natural gas and $51.03 per barrel of oil and natural gas liquids. The liquids price was lower than the previous quarter due to higher trucking costs associated with the unusually wet weather and a reduction in the premium for condensate realized in the first quarter.

Activity Update

To date in 2005, Peyto has drilled 68 gross (57.5 net) wells making this the most active drilling year in our six year history. We currently have 8 rigs active in core areas and anticipate that this level of activity will continue throughout the balance of the year. After a period of curtailed tie-in activity, our current production has stabilized at 22,500 boe/d. Surface conditions have now improved and will allow us to access more than 65 net zones that have been drilled and are awaiting tie-in. By year end, Peyto's 2005 capital program will have proven up approximately 150 net zones, with the majority of them on production. In some new areas where we own no infrastructure, limits on surface access and third party processing capacity has resulted in delays bringing wells on production. The majority of these delays are expected to be resolved by year end.

Peyto has committed to the forward sale of 543,900 barrels of crude oil at an average price of $61.51 per barrel and 29,690,000 gigajoules (GJ) of natural gas at an average price of $7.65 per GJ. This hedged volume represents 5% of the total proven reserves that were assigned at the beginning of the year. Based on the historical heating value of Peyto's natural gas, the price per mcf on the forward sale will be $8.95, 12% higher than the price realized in the second quarter of 2005.

Outlook

Our technical team has successfully expanded the quantity of our internally generated investments without compromising the quality. Capital expenditures for 2005 continue to be on a record pace and are forecast to be between $260 million and $300 million. As with previous years, the majority of our capital program will involve drilling, completion and tie-in of lower risk development gas wells adjacent to existing infrastructure in Peyto's core areas. These expenditures will be funded with a combination of funds from operations, working capital, equity and bank lines.

Our performance combined with the foundation we have built clearly indicates that our business strategy works. If you are interested in learning more about our business and willing to invest some of your time to understand Peyto's past and future, we suggest that you visit the Peyto website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Conference Call and Webcast

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2005 second quarter results on Thursday, August 11, 2005 at 11:00 a.m. Mountain Standard Time (MST), 1:00 p.m. Eastern Standard Time (EST). To participate, please call 1-416-640-4127 (Toronto area) or 1-866-250-4892 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21133053 followed by the pound key. The replay will be available at 1:00 p.m. MST, 3:00 p.m. EST Thursday, August 11, 2005 until midnight EST on Thursday, August 18, 2005. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1198780 for the English version or http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1198780 for the French version. The webcast will be archived by 3:00 p.m. EST on August 11, 2005 and will be available for 30 days at this same link.

Don T. Gray
President and Chief Executive Officer
August 10, 2005

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2005 and the audited consolidated financial statements of Peyto Energy Trust ("Peyto") for the year ended December 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Trust was created by way of a Plan of Arrangement effective July 1, 2003 which reorganized Peyto Exploration & Development Corp. ("PEDC") from a corporate entity into a trust. Accordingly, the consolidated financial statements were reported on a continuity of interests basis. As such, comparative figures for the periods prior to July 1, 2003 are the financial results of PEDC. This discussion provides management's analysis of Peyto's historical financial and operating results and provides estimates of Peyto's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of August 9, 2005. Additional information about Peyto, including the most recently filed annual information form is available at www.sedar.com.

Certain information set forth in this Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before bonuses, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Peyto, to review their capital structures. To the best of our knowledge, Peyto's foreign ownership level currently stands at approximately 21.5 percent, well below the level that would jeopardize Peyto's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Peyto is an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Department of Finance has subsequently announced that they are taking more time to consider the proposed legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure.

OVERVIEW

Peyto is a Canadian energy trust involved in the development and production of natural gas in Alberta's deep basin. As at December 31, 2004, we had total proved plus probable reserves of 129.5 million barrels of oil equivalent with a reserve life of 17.2 years as evaluated by our independent petroleum engineers. Our production is weighted as to approximately 80% natural gas and 20% natural gas liquids and oil.

The Peyto model is designed to deliver growth in its assets, production and income, all on a per unit basis. The model is built around three key principles:

- Using our technical expertise to achieve the best return on capital employed, through the development of internally generated drilling projects.
- A low payout ratio designed to efficiently fund our growing inventory of drilling projects.
- Having an asset base which is made up of high quality long life natural gas reserves.

Operating results over the last six years indicate that we have successfully implemented these principles. Our business model makes Peyto a truly unique energy trust.

QUARTERLY FINANCIAL INFORMATION

	2005		2004				2003	
($000 except per unit amounts)	**Q2**	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue (net of royalties)	**73,473**	72,397	66,024	59,337	53,853	50,197	45,901	40,743
Funds from operations	**66,548**	66,636	60,334	54,211	48,548	46,012	41,371	35,882
Per unit – basic*	**0.69**	0.69	0.65	0.60	0.53	0.51	0.46	0.40
Per unit – diluted*	**0.69**	0.69	0.65	0.60	0.53	0.51	0.46	0.40
Earnings (loss)	**25,690**	37,431	(2,558)	21,650	30,347	24,343	6,203	25,445
Per unit – basic*	**0.27**	0.39	(0.03)	0.24	0.33	0.27	0.07	0.28
Per unit – diluted*	**0.27**	0.39	(0.03)	0.24	0.33	0.27	0.07	0.28

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

RESULTS OF OPERATIONS

Production

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
Natural gas (mmcf/d)	**106.9**	87.8	**104.9**	82.7
Oil & natural gas liquids (bbl/d)	**4,653**	3,918	**4,495**	3,598
Barrels of oil equivalent (boe/d)	**22,464**	18,544	**21,990**	17,389

Natural gas production averaged 106.9 mmcf/d in the second quarter of 2005, 22 percent higher than the 87.8 mmcf/d reported for the same period in 2004. Oil and natural gas liquids production averaged 4,653 bbl/d, an increase of 19 percent from 3,918 bbl/d reported in the prior year. First half production increased 26 percent from 17,389 boe/d to 21,990 boe/d. The production increases are directly attributable to Peyto's ongoing drilling program.

Commodity Prices

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
Natural gas ($/mcf)	**8.11**	7.70	**7.86**	7.38
Hedging – gas ($/mcf)	**(0.11)**	(0.38)	**0.05**	0.08
Natural gas – after hedging ($/mcf)	**8.00**	7.32	**7.91**	7.46
Oil and natural gas liquids($/bbl)	**54.88**	42.84	**56.29**	41.48
Hedging – oil ($/bbl)	**(3.85)**	(2.77)	**(3.11)**	(1.63)
Oil and natural gas liquids – after hedging ($/bbl)	**51.03**	40.06	**53.18**	39.85

Total Hedging ($/boe)	**(1.33)**	(2.36)	**(0.41)**	0.07

Our natural gas price before hedging averaged $8.11/mcf during the second quarter of 2005, an increase of 5 percent from $7.70/mcf reported for the equivalent period in 2004. Oil and natural gas liquids prices averaged $54.88/bbl up 28 percent from $42.84/bbl a year earlier. Hedging activity for the second quarter of 2005 reduced Peyto's price achieved by $1.33/boe. Expectations are for commodity prices to remain strong relative to historical pricing.

Revenue

	Three Months ended June 30		Six Months ended June 30	
($000)	**2005**	2004	**2005**	2004
Natural gas	**78,909**	61,466	**149,330**	111,108
Oil and natural gas liquids	**23,236**	15,274	**45,803**	27,166
Hedging gain (loss)	**(2,718)**	(3,983)	**(1,637)**	234
Total revenue	**99,427**	72,757	**193,496**	138,508

For the three months ended June 30, 2005, gross revenue increased 37 percent to $99.4 million from $72.8 million for the same period in 2004. The increase in revenue for the period was a result of increased production volumes and pricing as detailed in the following table:

	Three Months ended June 30				Six Months ended June 30			
	2005	2004	Change	**$million**	2005	2004	Change	**$million**
Natural gas								
Volume (mcf/d)	106,866	87,753	19,113		104,965	82,743	22,222	
Volume (mmcf)	9,724.8	7,985.5	1,739.3	**12.7**	18,998.7	15,059.3	3,939.4	**29.4**
Price ($/mcf)	$8.00	$7.32	$0.68	**6.6**	$7.91	$7.46	$0.45	**8.4**
Oil & NGL								
Volume (bbl/d)	4,653	3,918	735		4,496	3,598	897	
Volume (mbbl)	423.4	356.6	66.8	**2.7**	813.7	654.9	158.8	**6.3**
Price ($/bbl)	$51.03	$40.06	$10.97	**4.6**	$53.18	$39.85	$13.33	**10.8**
Total revenue ($million)	99.4	72.8	26.6	**26.6**	193.4	138.5	54.9	**54.9**

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government of Alberta. Alberta gas crown royalties are invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
Royalties, net of ARTC ($000)	**25,954**	18,904	**47,626**	34,457
% of sales	**26**	26	**25**	25
$/boe	**12.69**	11.20	**11.19**	10.89

For the second quarter of 2005, royalties averaged $12.69/boe or approximately 26 percent of Peyto's total petroleum and natural gas sales. The royalty rate expressed as a percentage of sales, will fluctuate from period to period due to the fact that the Alberta Reference Price can differ significantly from the commodity prices obtained by the Trust.

Operating Costs & Transportation

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party gas reduces operating expenses.

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
Operating costs ($000)				
Field expenses	**4,235**	3,111	**8,061**	5,811
Processing and gathering income	**(1,583)**	(1,363)	**(3,045)**	(2,469)
Total operating costs	**2,652**	1,748	**5,016**	3,342
$/boe	**1.30**	1.04	**1.26**	1.06
Transportation	**1,387**	1,249	**2,703**	2,103
$/boe	**0.68**	0.74	**0.68**	0.66

Operating costs were $2.6 million in the second quarter compared to $1.7 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $1.30/boe in the second quarter of 2005 compared to $1.04/boe for the second quarter of 2004.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. The primary factors that produce Peyto's strong netbacks are a low cost structure and the high heat content of our natural gas that results in higher commodity prices.

	Three Months ended June 30		Six Months ended June 30	
($/boe)	**2005**	2004	**2005**	2004
Sale Price	**48.64**	43.12	**47.84**	43.77
Less:				
Royalties	**12.69**	11.20	**11.97**	10.89
Operating costs	**1.30**	1.04	**1.26**	1.06
Transportation	**0.68**	0.74	**0.68**	0.66
Operating netback	**33.97**	30.14	**34.71**	31.16
General and administrative	**0.10**	0.30	**0.08**	0.23
Interest on long-term debt	**1.25**	0.99	**1.11**	0.98
Capital tax	**0.06**	0.08	**0.06**	0.07
Cash netback	**32.56**	28.77	**33.46**	29.88

General and Administrative Expenses

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
G&A expenses ($000)	**1,529**	1,146	**2,940**	2,094
Overhead recoveries	**(1,320)**	(640)	**(2,620)**	(1,382)
Net G&A expenses	**209**	506	**320**	712
$/boe	**0.10**	0.30	**0.08**	0.23

General and administrative expenses before overhead recoveries increased to $1.5 million in the second quarter of 2005, as compared to $1.1 million for the same period in 2004 primarily due to staffing increases required to manage our active drilling program and increasing property base. Net of overhead recoveries associated with our capital expenditures program, general and administrative costs decreased to $0.10 per boe from $0.30 per boe in 2004.

Interest Expense

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
Interest expense ($000)	**2,552**	1,671	**4,422**	3,108
$/boe	**1.25**	0.99	**1.11**	0.98

Second quarter 2005 interest expense was $2.5 million or $1.25/boe compared to $1.7 million or $0.99/boe a year earlier. During 2005, average debt levels have increased to partially fund Peyto's capital expenditures program. Interest rates continue to be favourable and are not expected to increase substantially in the short-term.

Depletion, Depreciation and Accretion

The second quarter 2005 provision for depletion, depreciation and accretion totaled $14.5 million as compared to $10.3 million for the same period in 2004. On a unit-of-production basis, depletion, depreciation and accretion costs averaged $7.08/boe as compared to $5.80/boe in 2004. Increases or decreases in the depletion rate on a unit-of-production basis are influenced by the reserves added through Peyto's drilling program.

Income Taxes

The current provision for future income tax increased to $17.7 million for the first half of 2005 from $9.9 million in 2004. The change is primarily due to increased profitability resulting from higher production volumes and commodity prices.

HEDGING

Commodity Price Risk Management

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counter-parties for the purpose of protecting a portion of its future revenues from the volatility of oil and natural gas prices. During the first half of 2005, we recorded a hedging loss of $1.6 million as compared to a hedging gain $0.2 million in the first half of 2004. A summary of contracts outstanding in respect of the hedging activities are as follows:

Crude Oil Period Hedged	Type	Daily Volume	Price (CAD)
July 1 to September 30, 2005	Fixed price	250 bbl	$54.08/bbl
July 1 to September 30, 2005	Fixed price	350 bbl	$56.08/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$59.02/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$53.12/bbl
July 1 to September 30, 2005	Fixed price	100 bbl	$54.35/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$62.22/bbl
October 1 to December 31, 2005	Fixed price	300 bbl	$54.35/bbl
October 1 to December 31, 2005	Fixed price	250 bbl	$57.52/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$52.07/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$53.15/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$55.20/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$60.50/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$65.21/bbl
January 1 to March 31, 2006	Fixed price	100 bbl	$69.40/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.75/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.62/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$68.64/bbl

April 1 to June 30, 2006	Fixed price	300 bbl	$76.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$70.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$72.15/bbl
July 1 to September 30, 2006	Fixed price	300 bbl	$75.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$69.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$71.10/bbl

Natural Gas Period Hedged	Type	Daily Volume	Price (CAD)
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.71/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.45/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.55/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.00/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.27/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.42/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.65/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.90/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.01/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.11/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.15/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.22/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.32/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.72/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.55/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.10/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.20/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.35/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.45/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.61/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.75/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$8.71/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.05/GJ

Commodity Price Sensitivity

Our low operating costs, low distribution ratio and long reserve life reduce our sensitivity to changes in commodity prices.

Currency Risk Management

The Trust is exposed to fluctuations in the Canadian/US dollar exchange ratio since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars. Currently we have not entered into any agreements to manage this specific risk.

Interest Rate Risk Management

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. Currently we have not entered into any agreements to manage this risk. At June 30, 2005, the increase or decrease in earnings for each 100 bps change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.3 million per annum.

LIQUIDITY AND CAPITAL RESOURCES

Funds from Operations

	Three Months ended June 30		Six Months ended June 30	
($000)	**2005**	2004	**2005**	2004
Earnings	**25,690**	30,347	**63,121**	54,690
Items not requiring cash:				
Provision for bonuses	**21,118**	3,087	**25,045**	11,611
Future income tax expense	**5,261**	4,812	**17,730**	9,929
Depletion, depreciation & accretion	**14,479**	10,302	**27,288**	18,330
Funds from operations	**66,548**	48,548	**133,184**	94,560

For the quarter ended June 30, 2005, funds from operations totaled $66.5 million or $0.69 per unit, representing a 37 percent increase from the $48.5 million, or $0.53 per unit during the same period in 2004. Peyto's policy is to distribute approximately 50% of funds from operations to unitholders while retaining the balance to fund its growth oriented capital expenditures program. Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our funds from operations and capital expenditure budget. Accordingly, we assess results throughout the year and revise our operational plans as necessary to reflect the most current information.

Our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $350 million including a $330 million revolving facility and a $20 million operating facility. Available borrowings are limited by a borrowing base, which is based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a one year and one day non-revolving term loan. The loan has therefore been classified as long-term on the balance sheet.

At June 30, 2005, $280 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At June 30, 2005, we had a working capital deficit of $65.4 million.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds, if any, from equity issued will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our 2005 capital expenditures will be between $260 and $300 million. In 2005, almost all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in natural gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Capital

At August 9, 2005, 96,923,916 trust units were outstanding (June 30, 2005 - 96,888,404). On May 31, 2005, Peyto trust units split 2 for 1.

Peyto implemented a Distribution Reinvestment Plan ("DRIP") effective with the March 2005 distribution whereby eligible unitholders may elect to reinvest their monthly cash distributions in additional trust units at a 5% discount to market price. On July 15, 2005 35,512 trust units were issued at a price of $28.14 per trust unit pursuant to the DRIP.

Authorized: Unlimited number of voting trust units
Issued and Outstanding:

Trust Units (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued pursuant to DRIP	40,570	1,009,376
Balance, June 30, 2005	96,888,404	172,801,915

Market & Reserves Based Bonuses

The Trust awards bonuses to employees and key consultants. The bonus structure is comprised of market and reserves based components.

Under the reserves based component, the bonus pool, on an annual basis, will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price at December 31 of the current year and a discount rate of 8%. The independent reserves evaluation for 2005 will be completed in January 2006. A quarterly provision for the reserves based bonus is based on internally estimated proved producing reserves additions using 2005 forecast commodity prices adjusted for changes in debt, equity and distributions. Proved producing reserves are estimated based on year-to-date production growth. This methodology can generate interim results which may vary significantly from the final bonus paid. A provision for compensation expense of $479,000 was recorded for the first half of 2005.

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. The bonus is calculated as the number of vested rights multiplied by the total of the market appreciation (over the price at the date of grant) and associated distributions of a trust unit for that period. A tax factor of 1.333 is then applied to determine the amount of the bonus to be paid.

Based on the five day weighted average trading price of the trust units for the period ended June 30, 2005, compensation costs related to 4.8 million non-vested rights, with an average grant price of $16.69, total $89.4 million. The Trust records a non-cash provision for future compensation expense over the life of the rights. The cumulative provision totals $52.9 million of which $24.6 million was recorded in the first half of 2005.

Capital Expenditures

Net capital expenditures for the second quarter of 2005 totaled $58.7 million. Exploration and development related activity represented $46.4 million or 79% of the total, while expenditures on facilities, gathering systems and equipment totaled $7.9 million or 13% of the total. The following table summarizes capital expenditures for the year.

	Three Months ended June 30		Six Months ended June 30	
($000)	**2005**	2004	**2005**	2004
Land	**2,916**	2,152	**5,292**	2,635
Seismic	**1,507**	382	**2,502**	1,360
Drilling – Exploratory & Development	**46,369**	26,161	**119,896**	61,910
Production Equipment, Facilities & Pipelines	**7,910**	8,213	**30,094**	29,127
Acquisitions & Dispositions	**-**	100	**-**	3,150
Office Equipment	**28**	59	**21**	72
Total capital expenditures	**58,730**	37,067	**157,805**	98,254

Cash Distributions

	Three Months ended June 30		Six Months ended June 30	
	2005	2004	**2005**	2004
Funds from operations ($000)	**66,548**	48,548	**133,184**	94,560
Distributions ($000)	**33,898**	23,320	**64,370**	43,896
Distributions per unit ($)*	**0.35**	0.255	**0.665**	0.48
Payout ratio (%)	**51**	48	**48**	46

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. For Canadian income tax purposes distributions made are considered a combination of income and return of capital. The portion that is return of capital reduces the adjusted cost base of the units.

Contractual Obligations

The Trust is committed to payments under operating leases for office space as follows:

	$
2005	368,062
2006	953,484
2007	953,484
2008	1,096,641
2009	1,096,641
2010	1,096,641
2011	1,096,641
	6,661,594

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts as discussed further in the Hedging section.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Peyto units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax

advice. Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

During the first half of 2005, the Trust paid distributions to the unitholders in the amount of $64.4 million (2004 - $43.9 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit*
January 2005	January 31, 2005	February 15, 2005	$0.095
February 2005	February 28, 2005	March 15, 2005	$0.11
March 2005	March 31, 2005	April 15, 2005	$0.11
April 2005	April 29, 2005	May 13, 2005	$0.11
May 2005	May 31, 2005	June 15, 2005	$0.12
June 2005	June 30, 2005	July 15, 2005	$0.12

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

RISK MANAGEMENT

Investors who purchase our units are participating in the net funds from operations from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds from operations paid to investors and the value of the units are subject to numerous risks inherent in the oil and natural gas industry.

Our expected funds from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Peyto has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access, in certain cases, to the upside price movements.

Although our focus is on our internally generated drilling programs, any acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on our team and perform appropriate levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; if appropriate, re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to attempt to ensure accretive results to the unitholders.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

The value of our Trust units is based on among other things, the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. The reserves committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are, to the best of our knowledge, in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to maintain substantial rates of growth, we must continue reinvesting in, drilling for or acquiring petroleum and natural gas. Our capital expenditure program is funded primarily through funds from operations, debt and when appropriate, through the issuance of equity.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent to the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and

the rate of depletion of the oil and natural gas properties as well as the calculation of the reserves based bonus. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2004 were audited by independent petroleum engineers Paddock Lindstrom & Associates Ltd. Paddock has been evaluating reserves in this area and for Peyto for 6 consecutive years.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Full Cost Accounting Ceiling Test

The carrying value of property, plant and equipment is reviewed at least annually for impairment. Impairment occurs when the carrying value of the assets is not recoverable by the future undiscounted cash flows. The ceiling test is based on estimates of proved reserves, production rates, estimated future petroleum and natural gas prices and costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligation

The asset retirement obligation is estimated based on existing laws, contracts or other policies. The fair value of the obligation is based on estimated future costs for abandonment and reclamation discounted at a credit adjusted risk free rate. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material.

Future Market Based Bonus

The provision for future market based bonus is estimated based on current market conditions, distribution history and on the assumption that all outstanding rights will be paid out according to the vesting schedule. The conditions at the time of vesting could vary significantly from the current conditions and may have a material effect on the calculation.

Reserves Based Bonus

The reserves based bonus is calculated based on the year end independent reserves evaluation which will be completed in January 2006. A quarterly provision for the reserves based bonus is based on estimated proved producing reserves additions adjusted for changes in debt, equity and distributions. Actual proved producing reserves additions and forecasted commodity prices could vary significantly from those estimated and may have a material effect on the calculation.

Income Taxes

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

CHANGES IN ACCOUNTING POLICIES

None

ADDITIONAL INFORMATION

Additional information relating to Peyto Energy Trust can be found on SEDAR at www.sedar.com and www.peyto.com.

Quarterly information

	2005		2004		
	Q2	Q1	Q4	Q3	Q2
Operations					
Production					
Natural gas (mcf/d)	**106,866**	103,043	97,968	91,782	87,753
Oil & NGLs (bbl/d)	**4,653**	4,337	4,360	3,967	3,918
Barrels of oil equivalent (boe/d @ 6:1)	**22,464**	21,511	20,688	19,264	18,544
Average product prices					
Natural gas ($/mcf)	**8.00**	7.81	7.58	7.00	7.32
Oil & natural gas liquids ($/bbl)	**51.03**	55.52	46.82	43.13	40.06
Average operating expenses ($/boe)	**1.30**	1.22	1.03	1.08	1.04
Average transportation costs ($/boe)	**0.68**	0.68	0.77	0.68	0.74
Field netback ($/boe)	**33.97**	35.50	32.90	31.72	30.14
General & administrative expense ($/boe)	**0.10**	0.06	0.01	0.05	0.30
Interest expense ($/boe)	**1.25**	0.97	1.03	1.03	0.99
Financial ($000 except per unit)					
Revenue	**99,427**	94,069	87,127	74,866	72,757
Royalties (net of ARTC)	**25,954**	21,672	21,103	15,529	18,904
Funds from operations	**66,548**	66,636	60,334	54,211	48,548
Funds from operations per unit*	**0.69**	0.69	0.65	0.60	0.53
Cash distributions	**33,898**	30,472	26,443	23,320	23,320
Cash distributions per unit*	**0.35**	0.315	0.285	0.255	0.255
Percentage of funds from operations distributed	**51%**	46%	44%	43%	48%
Earnings	**25,690**	37,431	(2,558)	21,650	30,347
Earnings per diluted unit*	**0.27**	0.39	(0.03)	0.24	0.33
Capital expenditures	**58,730**	99,074	76,953	55,565	37,067
Weighted average trust units outstanding*	**96,848,988**	96,664,210	92,494,022	91,450,544	91,450,544

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto Energy Trust

Consolidated Balance Sheets

(unaudited)

	June 30, 2005 $	December 31, 2004 $
Assets		
Current		
Cash	**6,416,561**	-
Accounts receivable	**52,692,058**	58,992,005
Due from private placements	-	27,080,066
Prepaid expenses and deposits	**4,562,419**	5,262,778
	63,671,038	91,334,849
Property, plant and equipment *(Notes 2 and 3)*	**662,392,862**	531,241,786
	726,063,900	622,576,635
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**76,836,712**	124,753,199
Capital taxes payable	**371,533**	483,081
Cash distributions payable	**10,627,311**	9,067,811
Provision for future market and reserves based bonus	**41,205,841**	22,298,937
	129,041,397	156,603,028
Long-term debt *(Note 3)*	**280,000,000**	180,000,000
Provision for future market based bonus	**12,258,916**	6,121,097
Asset retirement obligations	**3,963,600**	3,328,834
Future income taxes	**88,404,993**	70,675,002
	384,627,509	260,124,933
Unitholders' equity		
Unitholders' capital *(Note 4)*	**172,801,915**	138,953,026
Units to be issued *(Note 4)*	**999,298**	27,052,850
Accumulated earnings	**237,479,025**	174,358,093
Accumulated cash distributions *(Note 5)*	**(198,885,244)**	(134,515,295)
	212,394,994	205,848,674
	726,063,900	622,576,635

See accompanying notes

On behalf of the Board:

(signed) *"Michael MacBean"*
Director

(signed) *"Donald T. Gray"*
Director

Peyto Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Revenue				
Petroleum and natural gas sales, net	**73,472,840**	53,853,189	**145,869,788**	104,050,585
Expenses				
Operating *(Note 6)*	**2,652,209**	1,747,800	**5,015,582**	3,341,903
Transportation	**1,386,829**	1,248,879	**2,702,996**	2,102,775
General and administrative	**209,031**	506,276	**319,674**	711,828
Future market and reserves based bonus provision	**21,117,684**	3,086,691	**25,044,723**	11,611,492
Interest	**2,551,745**	1,671,280	**4,422,402**	3,107,813
Depletion, depreciation and accretion *(Note 2)*	**14,479,191**	10,302,078	**27,288,487**	18,329,732
	42,396,689	18,563,004	**64,793,864**	39,205,543
Earnings before taxes	**31,076,151**	35,290,185	**81,075,924**	64,845,042
Taxes				
Future income tax expense	**5,260,992**	4,812,443	**17,729,992**	9,928,707
Capital tax expense	**125,000**	130,532	**225,000**	226,018
	5,385,992	4,942,975	**17,954,992**	10,154,725
Net earnings for the period	**25,690,159**	30,347,210	**63,120,932**	54,690,317
Accumulated earnings, beginning of period	**211,788,866**	124,919,566	**174,358,093**	100,576,459
Accumulated earnings, end of period	**237,479,025**	155,266,776	**237,479,025**	155,266,776
Earnings per unit *(Note 4)*				
Basic	**0.27**	0.33	**0.65**	0.60
Diluted	**0.27**	0.33	**0.65**	0.60

See accompanying notes

Peyto Energy Trust

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Cash provided by (used in)				
Operating Activities				
Net earnings for the period	**25,690,159**	30,347,210	**63,120,932**	54,690,317
Items not requiring cash:				
Future income tax expense	**5,260,992**	4,812,443	**17,729,992**	9,928,707
Depletion, depreciation and accretion	**14,479,191**	10,302,078	**27,288,487**	18,329,732
Change in non-cash working capital related to operating activities	**10,854,377**	8,850,032	**1,153,941**	6,004,491
	56,284,719	54,311,763	**109,293,352**	88,953,247
Financing Activities				
Issue of trust units, net of costs	**2,874,617**	-	**7,795,337**	-
Distribution payments	**(33,897,533)**	(23,319,918)	**(64,369,949)**	(43,896,330)
Increase in bank debt	**70,000,000**	20,000,000	**100,000,000**	30,000,000
Change in non-cash working capital related to financing activities	**470,546**	914,505	**28,639,566**	9,977,133
	39,447,630	(2,405,413)	**72,064,954**	(3,919,197)
Investing Activities				
Additions to property, plant and equipment	**(58,730,387)**	(37,067,232)	**(157,804,797)**	(98,254,635)
Change in non-cash working capital related to investing activities	**(30,585,401)**	(32,788,210)	**(17,136,948)**	(7,370,633)
	(89,315,788)	(69,855,442)	**(174,941,745)**	(105,625,268)
Net increase (decrease) in cash	**6,416,561**	(17,949,092)	**6,416,561**	(20,591,218)
Cash, beginning of period	**-**	17,949,092	**-**	20,591,218
Cash, end of period	**6,416,561**	-	**6,416,561**	-

Supplemental cash flow information – Note 8
See accompanying notes

Peyto Energy Trust

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

1. **Summary of Significant Accounting Policies**

The unaudited interim consolidated financial statements of Peyto Energy Trust (the "Trust") follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the 2004 audited consolidated financial statements.

These financial statements include the accounts of Peyto Energy Trust and its wholly owned subsidiaries, Peyto Exploration & Development Corp. and Peyto Operating Trust.

Measurement uncertainty

The amount recorded for depletion and depreciation of property, plant and equipment, the asset retirement obligation, the ceiling test calculation and reserve based bonus are based on estimates of gross proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

2. **Property, Plant and Equipment**

	June 30, 2005	December 31, 2004
	$	$
Property, plant and equipment	**774,738,069**	616,422,327
Accumulated depletion and depreciation	**(112,345,207)**	(85,180,541)
	662,392,862	531,241,786

At June 30, 2005 costs of $28,663,020 (December 31, 2004 - $28,663,020) related to undeveloped land have been excluded from the depletion and depreciation calculation.

3. **Long-Term Debt**

The Trust has a syndicated $350 million extendible revolving credit facility. The facility is made up of a $20 million working capital sub-tranche and a $330 million production line. The facilities are available on a revolving basis for a period of at least 364 days and upon the term out date may be extended for a further 364 day period at the request of the Trust, subject to approval by the lenders. In the event that the revolving period is not extended, the facility is available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio that range from prime to prime plus 0.75% for debt to cash flow ratios ranging from less than 1:1 to greater than 2.5:1. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

4. **Unitholders' Capital**

Authorized: Unlimited number of voting trust units

Issued and Outstanding

Trust Units	Number of Shares/Units	Amount $
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued pursuant to DRIP	40,570	1,009,376
Balance, June 30, 2005	**96,888,404**	**172,801,915**

Units to be Issued

The Trust implemented a Distribution Reinvestment Plan ("DRIP") effective for the March 2005 distribution. The DRIP provides eligible holders of trust units of Peyto the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Peyto. The cash distributions are reinvested at the discretion of Peyto, either by acquiring trust units issued from treasury at a 5% discount to the average market price or by acquiring trust units at prevailing market rates. On July 15, 2005, 35,512 trust units were issued from treasury at a price of $28.14 per trust unit pursuant to the Plan.

Per Unit Amounts

Earnings per unit have been calculated based upon the weighted average number of units outstanding during the period of 96,848,988 (2004 – 91,450,544; restated for 2 for 1 split of trust units May 31, 2005). There are no dilutive instruments outstanding.

5. Accumulated Cash Distributions

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. During the six-month period ended June 30, 2005, the Trust paid distributions to the unitholders in the aggregate amount of $64.4 million (2004 - $43.9 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit*
January 2005	January 31, 2005	February 15, 2005	$0.095
February 2005	February 28, 2005	March 13, 2005	$0.11
March 2005	March 31, 2005	April 15, 2005	$0.11
April 2005	April 29, 2005	May 15, 2005	$0.11
May 2005	May 31, 2005	June 15, 2005	$0.12
June 2005	June 30, 2005	July 15, 2005	$0.12

*Note: prior period restated for 2 for 1 split of trust units completed May 31, 2005.

6. Operating Expenses

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party natural gas reduces operating expenses.

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Field expenses	**4,235,214**	3,110,787	**8,060,981**	5,811,078

Processing and gathering income	**(1,583,005)**	(1,362,987)	**(3,045,399)**	(2,469,175)
Total operating costs	**2,652,209**	1,747,800	**5,015,582**	3,341,903

7. ***Financial Instruments***

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counterparties for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of petroleum and natural gas prices. The Trust believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Trust's firm commitment or forecasted transaction and the underlying basis of the instrument correlates highly with the Trust's exposure. A summary of contracts outstanding in respect of the hedging activities at June 30, 2005 is as follows:

Crude Oil Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
July 1 to September 30, 2005	Fixed price	250 bbl	$54.08/bbl
July 1 to September 30, 2005	Fixed price	350 bbl	$56.08/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$59.02/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$53.12/bbl
July 1 to September 30, 2005	Fixed price	100 bbl	$54.35/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$62.22/bbl
October 1 to December 31, 2005	Fixed price	300 bbl	$54.35/bbl
October 1 to December 31, 2005	Fixed price	250 bbl	$57.52/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$52.07/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$53.15/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$55.20/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$60.50/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$65.21/bbl
January 1 to March 31, 2006	Fixed price	100 bbl	$69.40/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.75/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.62/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$68.64/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$70.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$72.15/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$69.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$71.10/bbl

Natural Gas Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.71/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.45/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.55/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.00/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.27/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.42/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.65/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.90/GJ

April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.01/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.11/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.15/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.22/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.32/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.72/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.55/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.00/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.10/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.20/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.35/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.45/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.61/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.75/GJ

As at June 30, the Trust had committed to the future sale of 489,000 barrels of crude oil at an average price of $59.92 per barrel and 26,670,000 gigajoules (GJ) of natural gas at an average price of $7.48 per GJ or $8.75 per mcf based on the historical heating value of Peyto's natural gas. These contracts will generate revenue totaling $228.7 million. Based on the market's estimate of the future commodity prices as at June 30, 2005 the fair value of these contracts would be $252.7 million.

Subsequent to June 30, 2005 the Trust entered into the following contracts:

Crude Oil **Period Hedged**	**Type**	**Daily Volume**	**Price (CAD)**
April 1 to June 30, 2006	Fixed price	300 bbl	$76.00/bbl
July 1 to September 30, 2006	Fixed price	300 bbl	$75.40/bbl

Natural Gas **Period Hedged**	**Type**	**Daily Volume**	**Price (CAD)**
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.75/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$8.71/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.05/GJ

8. Supplemental Cash Flow Information

	2005 **$**	**2004** **$**
Cash interest paid during the year	**4,422,402**	3,107,813
Cash taxes paid during the year	**-**	211,974

Peyto Exploration & Development Corp. Information

Officers

Don Gray
President and Chief Executive Officer

Ken Veres
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Scott Robinson
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Ian Mottershead
Rick Braund
Don Gray
Brian Craig
Roberto Bosdachin
John Boyd
Michael MacBean

Auditors
Deloitte & Touche LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
Union Bank of California
Canadian Imperial Bank of Commerce
Royal Bank of Canada
BNP Paribas

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

Exemption # 34773

PRESS RELEASE

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor
P.O. Box 150
Toronto, Ontario
M5X 1H3

PEYTO ENERGY TRUST – NEW ISSUE

Peyto Energy Trust (the "Trust") has today entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc., under which the underwriters have agreed to buy 5,000,000 Trust Units from the Trust and sell to the public at a price of $30.55 per Trust Unit, representing an aggregate amount of $152,750,000. The net proceeds of the offering will be used by the Trust to reduce bank indebtedness, which may be redrawn and applied to fund general purposes and to fund the Trust's capital expenditure program. Closing is expected on or about September 8, 2005. The closing is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information, contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: AUGUST 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR SEPTEMBER 15, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to August 2005 of $0.12 per trust unit is to be paid on September 15, 2005, for unitholders of record on August 31, 2005. The ex-distribution date is August 29, 2005.

Peyto currently has 96.9 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: SEPTEMBER 8, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CLOSING OF TRUST UNIT FINANCING

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") announced today the closing of its previously announced offering of 5,000,000 trust units ("Trust Units") of Peyto. The offering was made on a bought deal basis through a syndicate of underwriters led by BMO Nesbitt Burns Inc., and including FirstEnergy Capital Corp., RBC Dominion Securities Inc., CIBC World Markets Inc., Haywood Securities Inc., Raymond James Ltd. and Peters & Co. Limited. At closing, a total of 5,000,000 Trust Units were issued at a price of $30.55 per Trust Unit for gross proceeds of $152,750,000.

Purchasers of Trust Units issued pursuant to the offering will be eligible for the distribution payable on or about October 15, 2005 to unitholders of record as of September 30, 2005.

The net proceeds of the offering will be used to reduce bank indebtedness, which may be redrawn and applied to fund general purposes and to fund Peyto's capital expenditure program.

Peyto is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties. Peyto has the longest reserve life in the conventional oil and gas trust sector, calculated for both proven and established reserves at 12.2 years and 17.2 years, respectively.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: SEPTEMBER 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR OCTOBER 14, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to September 2005 of $0.12 per trust unit is to be paid on October 14, 2005, for unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005.

Peyto currently has 96.9 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

FOR IMMEDIATE RELEASE: OCTOBER 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR NOVEMBER 15, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to October 2005 of $0.12 per trust unit is to be paid on November 15, 2005, for unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.

Peyto currently has 102 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

NEWS RELEASE

NOVEMBER 9, 2005 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES THIRD QUARTER 2005 RESULTS

CALGARY, ALBERTA – Peyto Energy Trust ("Peyto") is a leader in the exploration and development of natural gas in western Canada. Our core areas are located in Alberta's premier gas exploration area, the Deep Basin. The combination of our solid foundation and our ability to profitably find and develop oil and natural gas reserves makes Peyto a unique energy trust. We are proud to present our operating and financial results for the third quarter of the 2005 fiscal year.

The following summarizes the Trust's foundation.

- Long reserve life - Proved 12.2 years, Proved Plus Probable 17.2 years at the beginning of 2005
- Low operating costs - $1.41/boe, nine months ending September 30, 2005
- Low base general and administrative costs - $0.10/boe, nine months ending September 30, 2005
- High netback – $34.69/boe, nine months ending September 30, 2005
- High operatorship - 97% of production
- Low cash distribution payout ratio - 47% of funds from operations for the nine months ended September 30, 2005.
- Low debt to funds from operations ratio - 0.67 (net debt, before provision for future compensation, divided by annualized third quarter 2005 funds from operations)
- Since inception, Peyto has raised a total of $322.1 million issuing units from treasury, accumulated earnings of $275.2 million, and distributed $234.4 million to unitholders
- Transparent capital structure - no convertible debentures, no exchangeable shares, no stock options, no warrants

The following summarizes performance highlights for the third quarter of 2005.

- Production growth - production increased 18% from 19,264 boe/d in the third quarter of 2004 to 22,646 boe/d in the third quarter of 2005
- Per unit production growth - increased 17% per trust unit after adjusting for debt and bonuses
- Per unit funds from operations growth – was a record $0.78/unit which was 30% higher than third quarter of 2004
- Capital expenditures – $93 million was spent to find and develop new natural gas reserves
- Cash distributions per unit increased by 36% from the third quarter of 2004 while the payout ratio remained low at 46%. A total of $35.5 million or $0.36 per unit was distributed to unitholders in the third quarter of 2005.

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

	3 Months Ended Sep 30		%	9 Months Ended Sep 30		%
	2005	2004	Change	**2005**	2004	Change
Operations						
Production						
Natural gas (mcf/d)	**108,460**	91,782	*18%*	**106,143**	85,778	*24%*
Oil & NGLs (bbl/d)	**4,569**	3,967	*15%*	**4,520**	3,722	*21%*
Barrels of oil equivalent (boe/d @ 6:1)	**22,646**	19,264	*18%*	**22,211**	18,018	*23%*
Product prices						
Natural gas ($/mcf)	**8.67**	7.00	*24%*	**8.17**	7.30	*12%*
Oil & NGLs ($/bbl)	**57.22**	43.13	*33%*	**54.56**	41.02	*33%*
Operating expenses ($/boe)	**1.70**	1.08	*57%*	**1.41**	1.06	*33%*
Transportation ($/boe)	**0.66**	0.68	*-3%*	**0.67**	0.67	*0%*
Field netback ($/boe)	**38.39**	31.72	*21%*	**35.98**	31.36	*15%*
General & administrative expenses ($/boe)	**0.13**	0.05	*160%*	**0.10**	0.16	*-38%*
Interest expense ($/boe)	**1.16**	1.03	*13%*	**1.13**	1.00	*13%*
Financial ($000, except per unit)						
Revenue	**110,566**	74,866	*48%*	**304,062**	213,374	*43%*
Royalties (net of ARTC)	**25,654**	15,529	*65%*	**73,280**	49,986	*47%*
Funds from operations	**77,179**	54,211	*42%*	**210,363**	148,771	*41%*
Funds from operations per unit*	**0.78**	0.60	*30%*	**2.16**	1.63	*33%*
Cash distributions	**35,505**	23,320	*52%*	**99,875**	67,216	*49%*
Cash distributions per unit*	**0.36**	0.265	*36%*	**1.025**	0.735	*39%*
Percentage of funds from operations distributed	**46**	43	*7%*	**47**	45	*4%*
Earnings	**37,702**	21,650	*74%*	**100,823**	76,340	*32%*
Earnings per diluted unit*	**0.38**	0.24	*58%*	**1.04**	0.83	*25%*
Capital expenditures	**93,001**	55,565	*67%*	**250,806**	153,820	*63%*
Weighted average trust units outstanding*	**98,584,597**	91,450,544	*8%*	**97,372,966**	91,448,134	*6%*
As at September 30						
Net debt (before future compensation expense)				**207,225**	234,731	*-12%*
Unitholders' equity				**362,858**	127,085	*186%*
Total assets				**885,464**	516,385	*71%*

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Funds from operations

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before bonuses, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

	3 Months Ended Sep 30		9 Months Ended Sep 30	
	2005	2004	**2005**	2004
Earnings	**37,702**	21,650	**100,823**	76,340
Items not requiring cash:				
Provision for bonuses	**14,143**	20,298	**39,188**	31,910
Future income tax expense	**11,056**	490	**28,786**	10,419
Depletion, depreciation and accretion	**14,278**	11,773	**41,566**	30,102
Funds from operations	77,179	54,211	**210,363**	148,771

Quarterly Review

On August 18, 2005, Peyto announced that it had entered into an agreement to sell, on a bought deal basis, 5,000,000 trust units at a price of $30.55 per trust unit. This offering closed on September 8, 2005, with Peyto receiving net proceeds of $148 million. These funds along with cashflow and banklines will be used for finding and developing new oil and gas reserves in Peyto's core areas.

Peyto was very active in the third quarter building value by drilling, completing and connecting new gas wells. Total capital invested in the quarter was $93 million. Much of the activity was focused on those drier, accessible lands in and around our core areas of Wildhay and Sundance. Costs associated with drilling and completing new reserves accounted for $70.3 million of the total, while pipeline and facility construction accounted for $13.5 million. Over $9 million was invested in new land and seismic evaluation which added to our inventory of drilling prospects. Peyto drilled 32 gross (26.4 net) wells in the third quarter of 2005 and brought 41.7 net zones on production.

During the quarter, the Sundance gas plant underwent a major turnaround resulting in 3 days of lost production. This scheduled maintenance decreased average production by 400 boe per day. Our baseline operating costs have increased from $1.06/boe in 2004 to a current $1.35 to $1.40/boe. This increase is attributable to rising service sector costs as well as a small shift in our fixed costs due to the natural decline in productivity of our older wells. As wells mature and production declines, the percentage of royalties paid on that production also declines. This reduction in royalties per unit of production more than offsets the operating costs per unit of production, thereby causing netbacks to increase. Quarterly operating costs can fluctuate due to seasonal variances such as weather and access. Commodity prices, after hedging, were very strong during the quarter averaging $8.67 per mcf of natural gas and $57.22 per barrel of oil and natural gas liquids.

Even though we were successful finding and developing new gas reserves during the quarter, our average production showed no meaningful growth from the previous quarter. We are confident that the projects we have invested capital in will generate excellent returns. The value of these projects will be evident when the independent engineers have prepared their reserve report at year end. Until such time, we can look at other parameters for an idea of how well our business is performing.

- Average productivity per new zone on production in 2005 is higher than 2004.
- Current production from the proven producing assets in the year end 2004 reserve report continue to track the predicted forecast assigned to them by the independent engineers.
- Estimated total new net production brought onstream for the first nine months of 2005 is 8,600 boe/d. Assuming all of the capital spent to date in 2005, $251 million, went to find and develop this production the cost would be a very competitive $29,000 per boe/d.
- Netback before hedging for the third quarter 2005 was $44.51 per boe, which was 46% higher than third quarter 2004 netback before hedging of $30.50 per boe.

Activity Update

Production is currently 22,600 boe/d, which is flat from three months ago when we reported our second quarter results. The lack of production growth is attributable to the wet surface conditions in areas where we have excess gas processing capacity and a lack of processing capacity in Sundance where we have better

surface access. As the ground begins to freeze in our northern areas of operation, we will be in a position to begin drilling, completing and producing wells where we have excess processing capacity. In order to accommodate more gas production in the Sundance area, we are constructing a new 20 mmcf/d gas plant in Wildhay (west of the existing Sundance plant) and expanding existing capacity of the Sundance plant. The Wildhay plant is scheduled to commence operations in the first quarter of 2006.

To date in 2005, Peyto has drilled 101 gross (84.5 net) wells which is a 44% increase over the same period in 2004. We have brought onstream 90.5 net zones and currently have 37 net zones that are drilled and waiting on completion and tie-in. At this time we have 7 of our 9 drilling rigs active in our southern core areas where gas processing capacity is limited in the near term, while the remaining 2 rigs have finally gained access to our northern core areas where we have excess gas processing capacity. Additional rigs will be moved north for our winter drilling program as freeze up continues.

Marketing

Peyto's marketing strategy is designed to smooth out short term fluctuations in the price of both natural gas and natural gas liquids through future sales. It is meant to be methodical and consistent and to avoid speculation. This forward price averaging gives stability to both our monthly distributions and capital expenditure program.

The forward price averaging is meant to be on roughly 70% of current production net of royalties or a little more than 50% of the absolute current production. The forward average price is typically made up of fifteen to twenty transactions entered into over a 12 month period. Peyto sells its contracts in either the 7 month summer or the 5 month winter season.

Our natural gas price before hedging averaged $10.00/mcf during the third quarter of 2005, an increase of 47 percent from $6.79/mcf reported for the equivalent period in 2004. Oil and natural gas liquids prices averaged $62.73/bbl up 32 percent from $47.64/bbl a year earlier. Hedging activity for the third quarter of 2005 reduced Peyto's price achieved by $7.47/boe. The third quarter hedging loss was $15.6 million for year to date total of $17.2 million.

Peyto has committed to the forward sale of 479,300 barrels of crude oil at an average price of $64.89 per barrel and 25.8 million gigajoules (GJ) of natural gas at an average price of $8.08 per GJ. This presold volume represents less than 5% of the total proven reserves that were assigned at the beginning of the year. Based on the historical heating value of Peyto's natural gas, the price per mcf on the forward sale will be $9.45, which is 9% higher than the price realized in the third quarter of 2005.

Recent Industry Development

The Canadian federal government has recently made a number of pronouncements on tax and other issues relating to publicly listed flow-through entities (income trusts and limited partnerships). The resulting uncertainty has contributed to increased volatility and a significant loss of market value for the income trust sector.

The concerns of the government are the perceived loss of tax revenue due to taxable corporations converting to the income trust structure and a reduction in productivity as income trusts are more focused on maintaining distributions than economic growth. These concerns are not supported by Peyto's historical performance. In our five-year history from 1998 to 2003 as a taxable corporation, Peyto did not pay any income taxes. The conversion from corporation to income trust of Peyto in July 2003 was a significant taxable event for the shareholders with no deferral. Since conversion to an income trust, Peyto has paid out $234.4 million in distributions to unitholders, of which historically 61% has been designated as taxable income. In terms of productivity and reinvestment, Peyto continues to be an active operator as we focus on growing production through exploration and development activities. In fact one of the main reasons for converting to an income trust was to maintain our strong history entrepreneurial success. Since the trust conversion, we have invested approximately $621 million in exploration and development expenditures. All of our investments during this period have been made exclusively in Canada. We believe that the trust structure enforces capital reinvestment discipline which is not always present in mature industries under a corporation structure, and that distribution of a portion of cash flow to unitholders provides the opportunity for reinvestments in other sectors of the economy. We are proud of our contributions to both the Alberta and Canadian economy, from the standpoints of employment, tax revenue and productivity, as they are substantial and transparent.

The income trust model has served as an effective vehicle for Canadians to invest for purposes of generating income and funding for retirement. Any potential tax levy or additional restrictions on income trusts would negatively affect the income that these investors currently receive. While the oil and gas business is focused in western Canada, the ownership of the energy business is predominantly in central Canada, thus, these actions will affect all Canadians. Peyto strongly encourages unitholders to participate in the process so that their opinions can be accounted for in the government's resolution of these important issues. For written submission, send an e-mail to: trusts-fiducies@fin.gc.ca <mailto:trusts-fiducies@fin.gc.ca>. To contact the Minister of Finance, you may write to The Honourable Ralph Goodale, Department of Finance, 140 O'Connor Street, Ottawa, Ontario K1A 0A6, or you may reach him at phone number (613) 996-4743, fax number (613) 996-9790, or via e-mail at goodale.R@parl.gc.ca <mailto:goodale.R@parl.gc.ca>. To contact your Member of Parliament, direct your comments to www.canada.gc.ca/directories/direct_e.html <http://www.canada.gc.ca/directories/direct_e.html>.

Outlook

Mr. Glenn Booth has been appointed Peyto's first Vice-President, Land. Glenn brings extensive land and management skills to Peyto. Rick Braund will continue to act as a landman and director.

Our current Vice-President of Finance, Sandra Brick, will be retiring effective January 1, 2006. On behalf of the directors, staff and unitholders of Peyto we would like to thank Ms. Brick for her contribution to the success of Peyto and wish her the best in her retirement.

Effective January 1, 2006, Ms. Kathy Turgeon, CA, Peyto's current Controller, will be appointed Vice-President, Finance. Kathy was appointed Controller in April, 2004 and brings strong accounting and corporate reporting skills that will complement Peyto's management team. We are confident that this transition will be seamless.

Careful review would confirm that Peyto continues to demonstrate the ability to add assets it develops in-house with lower costs and longer reserve life than acquisitions would provide. The advantage to focused geological and geographic development allows economies of scale while providing for repeatable growth. We are on track to add more producing reserves this year than any prior year and our cost to develop these reserves is expected to remain among the lowest in the industry. As a result of the ongoing expansion of our technical team, our inventory of drilling opportunities has never been greater. The majority of our capital program continues to involve drilling, completion and tie-in of lower risk development gas wells. These expenditures will be funded with a combination of funds from operations, working capital, equity and bank lines.

Our performance combined with the foundation we have built proves that our business strategy is successful and unique. If you are interested in learning more about our business and willing to invest some of your time to understand Peyto's past and future, we encourage you to visit the Peyto website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Conference Call and Webcast

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2005 third quarter results on Thursday, November 10th 2005 at 8:30 a.m. Mountain Standard Time (MST), 10:30 a.m. Eastern Standard Time (EST). To participate, please call 1-416-640-4127 (Toronto area) or 1-866-250-4892 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21158455 followed by the pound key. The replay will be available at 10:30 a.m. MST, 12:30 p.m. EST Thursday, November 10, 2005 until 11:59 p.m. EST on Thursday, November 17, 2005. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1276880 for the English version or http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1276880 for the French version. The archived conference call will be available on the Peyto website at www.peyto.com.

Don T. Gray
President and Chief Executive Officer

November 9, 2005

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2005 and the audited consolidated financial statements of Peyto Energy Trust ("Peyto") for the year ended December 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Trust was created by way of a Plan of Arrangement effective July 1, 2003 which reorganized Peyto Exploration & Development Corp. ("PEDC") from a corporate entity into a trust. Accordingly, the consolidated financial statements were reported on a continuity of interests basis. As such, comparative figures for the periods prior to July 1, 2003 are the financial results of PEDC. This discussion provides management's analysis of Peyto's historical financial and operating results and provides estimates of Peyto's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of November 8, 2005. Additional information about Peyto, including the most recently filed annual information form is available at www.sedar.com.

Certain information set forth in this Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before bonuses, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Peyto, to review their capital structures. To the best of our knowledge, Peyto's foreign ownership level currently stands at approximately 23.8 percent, well below the level that would jeopardize Peyto's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Peyto is an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Department of Finance has subsequently announced that they are taking more time to consider the proposed legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure.

OVERVIEW

Peyto is a Canadian energy trust involved in the development and production of natural gas in Alberta's deep basin. As at December 31, 2004, we had total proved plus probable reserves of 129.5 million barrels of oil equivalent with a reserve life of 17.2 years as evaluated by our independent petroleum engineers. Our production is weighted as to approximately 80% natural gas and 20% natural gas liquids and oil.

The Peyto model is designed to deliver growth in its assets, production and income, all on a per unit basis. The model is built around three key principles:

- Using our technical expertise to achieve the best return on capital employed, through the development of internally generated drilling projects.
- A low payout ratio designed to efficiently fund our growing inventory of drilling projects.
- Having an asset base which is made up of high quality long life natural gas reserves.

Operating results over the last six years indicate that we have successfully implemented these principles. Our business model makes Peyto a truly unique energy trust.

QUARTERLY FINANCIAL INFORMATION

	2005			2004				2003
($000 except per unit amounts)	**Q3**	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue (net of royalties)	84,912	73,473	72,397	66,024	59,337	53,853	50,197	45,901
Funds from operations	77,179	66,548	66,636	60,334	54,211	48,548	46,012	41,371
Per unit – basic*	0.78	0.69	0.69	0.65	0.60	0.53	0.51	0.46
Per unit – diluted*	0.78	0.69	0.69	0.65	0.60	0.53	0.51	0.46
Earnings (loss)	37,702	25,690	37,431	(2,558)	21,650	30,347	24,343	6,203
Per unit – basic*	0.38	0.27	0.39	(0.03)	0.24	0.33	0.27	0.07
Per unit – diluted*	0.38	0.27	0.39	(0.03)	0.24	0.33	0.27	0.07

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

RESULTS OF OPERATIONS

Production

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
Natural gas (mmcf/d)	**108.5**	91.8	**106.1**	85.8
Oil & natural gas liquids (bbl/d)	**4,569**	3,967	**4,520**	3,722
Barrels of oil equivalent (boe/d)	**22,646**	19,264	**22,211**	18,018

Natural gas production averaged 108.5 mmcf/d in the third quarter of 2005, 18 percent higher than the 91.8 mmcf/d reported for the same period in 2004. Oil and natural gas liquids production averaged 4,569 bbl/d, an increase of 15 percent from 3,967 bbl/d reported in the prior year. Year to date production increased 23 percent from 18,018 boe/d to 22,211 boe/d. The production increases are directly attributable to Peyto's ongoing drilling program.

Commodity Prices

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
Natural gas ($/mcf)	**10.00**	6.79	**8.60**	7.17
Hedging – gas ($/mcf)	**(1.33)**	0.21	**(0.43)**	0.13
Natural gas – after hedging ($/mcf)	**8.67**	7.00	**8.17**	7.30
Oil and natural gas liquids($/bbl)	**62.73**	47.64	**58.48**	43.69
Hedging – oil ($/bbl)	**(5.51)**	(4.51)	**(3.92)**	(2.67)
Oil and natural gas liquids – after hedging ($/bbl)	**57.22**	43.13	**54.56**	41.02

Total Hedging ($/boe)	**(7.47)**	0.09	**(2.84)**	0.08

Our natural gas price before hedging averaged $10.00/mcf during the third quarter of 2005, an increase of 47 percent from $6.79/mcf reported for the equivalent period in 2004. Oil and natural gas liquids prices averaged $62.73/bbl up 32 percent from $47.64/bbl a year earlier. Hedging activity for the third quarter of 2005 reduced Peyto's price achieved by $7.47/boe. Expectations are for commodity prices to remain strong relative to historical pricing.

Revenue

	Three Months ended Sep 30		Nine Months ended Sep 30	
($000)	**2005**	2004	**2005**	2004
Natural gas	**99,769**	57,321	**249,099**	168,430
Oil and natural gas liquids	**26,370**	17,387	**72,173**	44,552
Hedging gain (loss)	**(15,573)**	158	**(17,210)**	392
Total revenue	**110,566**	74,866	**304,062**	213,374

For the three months ended September 30, 2005, gross revenue increased 48 percent to $110.6 million from $74.9 million for the same period in 2004. The increase in revenue for the period was a result of increased production volumes and pricing as detailed in the following table:

	Three Months ended Sep 30				Nine Months ended Sep 30			
	2005	2004	Change	**$million**	2005	2004	Change	**$million**
Natural gas								
Volume (mcf/d)	108,460	91,782	16,678		106,143	85,778	20,365	
Volume (mmcf)	9,978.3	8,443.9	1,534.4	**10.7**	28,977.0	23,503.2	5,473.8	**40.0**
Price ($/mcf)	$8.67	$7.00	$1.67	**16.7**	$8.17	$7.30	$0.87	**25.2**
Oil & NGL								
Volume (bbl/d)	4,569	3,967	602		4,520	3,722	798	
Volume (mbbl)	420.4	364.9	55.5	**2.4**	1,234.1	1,019.8	214.3	**8.8**
Price ($/bbl)	$57.22	$43.13	$14.09	**5.9**	$54.56	$41.02	$13.54	**16.7**
Total revenue ($million)	110.6	74.9	35.7	**35.7**	304.1	213.4	90.7	**90.7**

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government of Alberta. Alberta gas crown royalties are invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
Royalties, net of ARTC ($000)	**25,654**	15,529	**73,280**	49,986
% of sales	**23**	21	**24**	24
$/boe	**12.31**	8.76	**12.09**	10.12

For the third quarter of 2005, royalties averaged $12.31/boe or approximately 23 percent of Peyto's total petroleum and natural gas sales. The royalty rate expressed as a percentage of sales, will fluctuate from period to period due to the fact that the Alberta Reference Price can differ significantly from the commodity prices obtained by the Trust.

Operating Costs & Transportation

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party gas reduces operating expenses.

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
Operating costs ($000)				
Field expenses	**5,192**	2,951	**13,250**	8,203
Processing and gathering income	**(1,655)**	(1,036)	**(4,697)**	(2,946)
Total operating costs	**3,537**	1,915	**8,553**	5,257
$/boe	**1.70**	1.08	**1.41**	1.06
Transportation	**1,384**	1,208	**4,087**	3,311
$/boe	**0.66**	0.68	**0.67**	0.67

Operating costs were $3.5 million in the third quarter compared to $1.9 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $1.70/boe in the third quarter of 2005 compared to $1.08/boe for the third quarter of 2004.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. The primary factors that produce Peyto's strong netbacks are a low cost structure and the high heat content of our natural gas that results in higher commodity prices.

	Three Months ended Sep 30		Nine Months ended Sep 30	
($/boe)	**2005**	2004	**2005**	2004
Sale Price	**53.06**	42.24	**50.15**	43.22
Less:				
Royalties	**12.31**	8.76	**12.09**	10.12
Operating costs	**1.70**	1.08	**1.41**	1.06
Transportation	**0.66**	0.68	**0.67**	0.67
Operating netback	**38.39**	31.72	**35.98**	31.37
General and administrative	**0.13**	0.05	**0.10**	0.16
Interest on long-term debt	**1.16**	1.03	**1.13**	1.00
Capital tax	**0.06**	0.05	**0.06**	0.06
Cash netback	**37.04**	30.59	**34.69**	30.15

General and Administrative Expenses

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
G&A expenses ($000)	**1,620**	1,048	**4,560**	3,142
Overhead recoveries	**(1,356)**	(967)	**(3,976)**	(2,349)
Net G&A expenses	**264**	81	**584**	793
$/boe	**0.13**	0.05	**0.10**	0.16

General and administrative expenses before overhead recoveries increased to $1.6 million in the third quarter of 2005, as compared to $1.0 million for the same period in 2004 primarily due to staffing increases required to manage our active drilling program and increasing property base. Net of overhead recoveries associated with our capital expenditures program, general and administrative costs decreased to $0.10 per boe from $0.16 per boe in 2004.

Interest Expense

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
Interest expense ($000)	**2,422**	1,833	**6,845**	4,941
$/boe	**1.16**	1.03	**1.13**	1.00

Third quarter 2005 interest expense was $2.4 million or $1.16/boe compared to $1.8 million or $1.03/boe a year earlier. During 2005, average debt levels have increased to partially fund Peyto's capital expenditures program. Interest rates continue to be favourable and are not expected to increase substantially in the short-term.

Depletion, Depreciation and Accretion

The third quarter 2005 provision for depletion, depreciation and accretion totaled $14.3 million as compared to $11.8 million for the same period in 2004. Year to date DD&A totaled $41.6 million in 2005 compared to $30.1 million in 2004. On a unit-of-production basis, depletion, depreciation and accretion costs averaged $6.86/boe as compared to $6.10/boe in 2004. Increases or decreases in the depletion rate on a unit-of-production basis are influenced by the reserves added through Peyto's drilling program.

Income Taxes

The current provision for future income tax increased to $28.8 million for the first three quarters of 2005 from $10.4 million in 2004. The change is primarily due to increased profitability resulting from higher production volumes and commodity prices.

HEDGING

Commodity Price Risk Management

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counter-parties for the purpose of protecting a portion of its future revenues from the volatility of oil and natural gas prices. During the first three quarters of 2005, we recorded a hedging loss of $17.2 million as compared to a hedging gain of $0.4 million in the first three quarters of 2004. A summary of contracts outstanding in respect of the hedging activities are as follows:

Crude Oil Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
October 1 to December 31, 2005	Fixed price	300 bbl	$54.35/bbl
October 1 to December 31, 2005	Fixed price	250 bbl	$57.52/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$52.07/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$53.15/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$55.20/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$60.50/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$65.21/bbl
January 1 to March 31, 2006	Fixed price	100 bbl	$69.40/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.75/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.62/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$68.64/bbl
April 1 to June 30, 2006	Fixed price	300 bbl	$76.00/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$81.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$70.00/bbl

July 1 to September 30, 2006	Fixed price	200 bbl	$72.15/bbl
July 1 to September 30, 2006	Fixed price	300 bbl	$75.40/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$80.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$69.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$71.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$79.00/bbl

Natural Gas Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.71/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.45/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.55/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.00/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.27/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.42/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.65/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.90/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.01/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.11/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.15/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.22/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.32/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.72/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.55/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.10/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.20/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.35/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.45/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.61/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$9.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$10.60/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$8.71/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.05/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.28/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$11.40/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.06/GJ

Commodity Price Sensitivity

Our low operating costs, low distribution ratio and long reserve life reduce our sensitivity to changes in commodity prices.

Currency Risk Management

The Trust is exposed to fluctuations in the Canadian/US dollar exchange ratio since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars. Currently we have not entered into any agreements to manage this specific risk.

Interest Rate Risk Management

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. Currently we have not entered into any agreements to manage this risk. At September 30, 2005, the increase or decrease in earnings for each 100 bps change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.3 million per annum.

LIQUIDITY AND CAPITAL RESOURCES

Funds from Operations

	Three Months ended Sep 30		Nine Months ended Sep 30	
($000)	**2005**	2004	**2005**	2004
Earnings	**37,702**	21,650	**100,823**	76,340
Items not requiring cash:				
Provision for bonuses	**14,143**	20,298	**39,188**	31,910
Future income tax expense	**11,056**	490	**28,786**	10,419
Depletion, depreciation & accretion	**14,278**	11,773	**41,566**	30,102
Funds from operations	**77,179**	54,211	**210,363**	148,771

For the quarter ended September 30, 2005, funds from operations totaled $77.2 million or $0.78 per unit, representing a 42% increase from the $54.2 million, or $0.60 per unit during the same period in 2004. Peyto's policy is to distribute approximately 50% of funds from operations to unitholders while retaining the balance to fund its growth oriented capital expenditures program. Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our funds from operations and capital expenditure budget. Accordingly, we assess results throughout the year and revise our operational plans as necessary to reflect the most current information.

Our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $350 million including a $330 million revolving facility and a $20 million operating facility. Available borrowings are limited by a borrowing base, which is based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a one year and one day non-revolving term loan. The loan has therefore been classified as long-term on the balance sheet.

At September 30, 2005, $220 million was drawn under the facility. Subsequent to quarter-end, an additional $50 million of bank debt was repaid. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At September 30, 2005, we had a working capital deficit of $40.7 million.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds, if any, from equity issued will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our 2005 capital expenditures will be between $340 and $360 million. In 2005, almost all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill,

complete and tie-in natural gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Capital

At November 9, 2005, 102,031,358 trust units were outstanding (September 30, 2005 – 101,993,139). On May 31, 2005, Peyto trust units split 2 for 1.

Peyto implemented a Distribution Reinvestment Plan ("DRIP") effective with the March 2005 distribution whereby eligible unitholders may elect to reinvest their monthly cash distributions in additional trust units at a 5% discount to market price. On October 14, 2005 38,219 trust units were issued at a price of $29.06 per trust unit pursuant to the DRIP.

On August 18, 2005, Peyto announced that it had entered into an agreement to sell, on a bought deal basis, *5,000,000 trust units at a price of $30.55 per trust unit. This offering closed on September 8, 2005, with* Peyto receiving net proceeds of $148 million.

Authorized: Unlimited number of voting trust units
Issued and Outstanding:

Trust Units (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued by public offering	5,000,000	152,750,000
Trust unit issue costs	-	(7,671,305)
Trust units issued pursuant to DRIP	145,305	4,085,186
Balance, September 30, 2005	**101,993,139**	**320,956,420**

Market & Reserves Based Bonuses

The Trust awards bonuses to employees and key consultants. The bonus structure is comprised of market and reserves based components.

Under the reserves based component, the bonus pool, on an annual basis, will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price at December 31 of the current year and a discount rate of 8%. The independent reserves evaluation for 2005 will be completed in January 2006. A quarterly provision for the reserves based bonus is based on internally estimated proved producing reserves additions using 2005 forecast commodity prices adjusted for changes in debt, equity and distributions. Proved producing reserves are estimated based on year-to-date production growth. This methodology can generate interim results which may vary significantly from the final bonus paid. A provision for compensation expense of $2.9 million was recorded in the nine months ended September 30, 2005.

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. The bonus is calculated as the number of vested rights multiplied by the total of the market appreciation (over the price at the date of grant) and associated distributions of a trust unit for that period. A tax factor of 1.333 is then applied to determine the amount of the bonus to be paid.

Based on the five day weighted average trading price of the trust units for the period ended September 30, 2005, compensation costs related to 4.9 million non-vested rights, with an average grant price of $16.36, total $93.6 million. The Trust records a non-cash provision for future compensation expense over the life of

the rights. The cumulative provision totals $64.6 million of which $39.7 million was recorded in the nine months ended September 30, 2005.

Capital Expenditures

Net capital expenditures for the third quarter of 2005 totaled $93.0 million. Exploration and development related activity represented $79.3 million or 85% of the total, while expenditures on facilities, gathering systems and equipment totaled $13.5 million or 15% of the total. The following table summarizes capital expenditures for the year.

	Three Months ended Sep 30		Nine Months ended Sep 30	
($000)	**2005**	2004	**2005**	2004
Land	**3,300**	568	**8,592**	3,203
Seismic	**5,749**	1,094	**8,251**	2,454
Drilling – Exploratory & Development	**70,274**	44,824	**190,171**	106,734
Production Equipment, Facilities & Pipelines	**13,483**	8,972	**43,576**	38,099
Acquisitions & Dispositions	**-**	104	**-**	3,255
Office Equipment	**195**	3	**216**	75
Total Capital Expenditures	**93,001**	55,565	**250,806**	153,820

Cash Distributions

	Three Months ended Sep 30		Nine Months ended Sep 30	
	2005	2004	**2005**	2004
Funds from operations ($000)	**77,179**	54,211	**210,363**	148,771
Distributions ($000)	**35,505**	23,320	**99,875**	67,216
Distributions per unit ($)*	**0.36**	0.255	**1.025**	0.735
Payout ratio (%)	**46**	43	**47**	45

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. For Canadian income tax purposes distributions made are considered a combination of income and return of capital. The portion that is return of capital reduces the adjusted cost base of the units.

Contractual Obligations

The Trust is committed to payments under operating leases for office space as follows:

	$
2005	233,173
2006	953,484
2007	953,484
2008	1,096,641
2009	1,096,641
2010	1,096,641
2011	1,096,641
	6,526,705

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts as discussed further in the Hedging section.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Peyto units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax

advice. Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

During the first nine months of 2005, the Trust paid distributions to the unitholders in the amount of $99.9 million (2004 - $67.2 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit*
January 2005	January 31, 2005	February 15, 2005	$0.095
February 2005	February 28, 2005	March 15, 2005	$0.11
March 2005	March 31, 2005	April 15, 2005	$0.11
April 2005	April 29, 2005	May 13, 2005	$0.11
May 2005	May 31, 2005	June 15, 2005	$0.12
June 2005	June 30, 2005	July 15, 2005	$0.12
July 2005	July 29, 2005	August 15, 2005	$0.12
August 2005	August 31, 2005	September 15, 2005	$0.12
September 2005	September 30, 2005	October 14, 2005	$0.12

**Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.*

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

RISK MANAGEMENT

Investors who purchase our units are participating in the net funds from operations from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds from operations paid to investors and the value of the units are subject to numerous risks inherent in the oil and natural gas industry.

Our expected funds from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Peyto has an ongoing

commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access, in certain cases, to the upside price movements.

Although our focus is on our internally generated drilling programs, any acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on our team and perform appropriate levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; if appropriate, re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to attempt to ensure accretive results to the unitholders.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

The value of our Trust units is based on among other things, the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. The reserves committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are, to the best of our knowledge, in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to maintain substantial rates of growth, we must continue reinvesting in, drilling for or acquiring petroleum and natural gas. Our capital expenditure program is funded primarily through funds from operations, debt and when appropriate, through the issuance of equity.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent to the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such

reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties as well as the calculation of the reserves based bonus. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2004 were audited by independent petroleum engineers Paddock Lindstrom & Associates Ltd. Paddock has been evaluating reserves in this area and for Peyto for 6 consecutive years.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Full Cost Accounting Ceiling Test

The carrying value of property, plant and equipment is reviewed at least annually for impairment. Impairment occurs when the carrying value of the assets is not recoverable by the future undiscounted cash flows. The ceiling test is based on estimates of proved reserves, production rates, estimated future petroleum and natural gas prices and costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligation

The asset retirement obligation is estimated based on existing laws, contracts or other policies. The fair value of the obligation is based on estimated future costs for abandonment and reclamation discounted at a credit adjusted risk free rate. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material.

Future Market Based Bonus

The provision for future market based bonus is estimated based on current market conditions, distribution history and on the assumption that all outstanding rights will be paid out according to the vesting schedule. The conditions at the time of vesting could vary significantly from the current conditions and may have a material effect on the calculation.

Reserves Based Bonus

The reserves based bonus is calculated based on the year end independent reserves evaluation which will be completed in January 2006. A quarterly provision for the reserves based bonus is based on estimated proved producing reserves additions adjusted for changes in debt, equity and distributions. Actual proved

producing reserves additions and forecasted commodity prices could vary significantly from those estimated and may have a material effect on the calculation.

Income Taxes

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

CHANGES IN ACCOUNTING POLICIES

None

ADDITIONAL INFORMATION

Additional information relating to Peyto Energy Trust can be found on SEDAR at www.sedar.com and www.peyto.com.

Quarterly information

	2005			2004	
	Q3	Q2	Q1	Q4	Q3
Operations					
Production					
Natural gas (mcf/d)	**108,460**	106,866	103,043	97,968	91,782
Oil & NGLs (bbl/d)	**4,569**	4,653	4,337	4,360	3,967
Barrels of oil equivalent (boe/d @ 6:1)	**22,646**	22,464	21,511	20,688	19,264
Average product prices					
Natural gas ($/mcf)	**8.67**	8.00	7.81	7.58	7.00
Oil & natural gas liquids ($/bbl)	**57.22**	51.03	55.52	46.82	43.13
Average operating expenses ($/boe)	**1.70**	1.30	1.22	1.03	1.08
Average transportation costs ($/boe)	**0.66**	0.68	0.68	0.77	0.68
Field netback ($/boe)	**38.39**	33.97	35.50	32.90	31.72
General & administrative expense ($/boe)	**0.13**	0.10	0.06	0.01	0.05
Interest expense ($/boe)	**1.16**	1.25	0.97	1.03	1.03
Financial ($000 except per unit)					
Revenue	**110,566**	99,427	94,069	87,127	74,866
Royalties (net of ARTC)	**25,654**	25,954	21,672	21,103	15,529
Funds from operations	**77,179**	66,548	66,636	60,334	54,211
Funds from operations per unit*	**0.78**	0.69	0.69	0.65	0.60
Cash distributions	**35,505**	33,898	30,472	26,443	23,320
Cash distributions per unit*	**0.36**	0.35	0.315	0.285	0.255
Percentage of funds from operations distributed	**46%**	51%	46%	44%	43%
Earnings	**37,702**	25,690	37,431	(2,558)	21,650
Earnings per diluted unit*	**0.38**	0.27	0.39	(0.03)	0.24
Capital expenditures	**93,001**	58,730	99,074	76,953	55,565
Weighted average trust units outstanding*	**98,584,597**	96,848,988	96,664,210	92,494,022	91,450,544

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto Energy Trust

Consolidated Balance Sheets

(unaudited)

	September 30, 2005 $	December 31, 2004 $
Assets		
Current		
Cash	**66,774,302**	-
Accounts receivable	**75,247,546**	58,992,005
Due from private placements	**-**	27,080,066
Prepaid expenses and deposits	**1,985,542**	5,262,778
	144,007,390	91,334,849
Property, plant and equipment *(Notes 2 and 3)*	**741,457,062**	531,241,786
	885,464,452	622,576,635
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**119,961,687**	124,753,199
Capital taxes payable	**142,680**	483,081
Cash distributions payable	**11,128,537**	9,067,811
Provision for future market and reserves based bonus	**53,466,667**	22,298,937
	184,699,571	156,603,028
Long-term debt *(Note 3)*	**220,000,000**	180,000,000
Provision for future market based bonus	**14,141,495**	6,121,097
Asset retirement obligations	**4,304,265**	3,328,834
Future income taxes	**99,461,195**	70,675,002
	337,906,955	260,124,933
Unitholders' equity		
Unitholders' capital *(Note 4)*	**320,956,420**	138,953,026
Units to be issued *(Note 4)*	**1,110,640**	27,052,850
Accumulated earnings	**275,180,902**	174,358,093
Accumulated cash distributions *(Note 5)*	**(234,390,036)**	(134,515,295)
	362,857,926	205,848,674
	885,464,452	622,576,635

See accompanying notes

On behalf of the Board:

(signed) *"Michael MacBean"*
Director

(signed) *"Donald T. Gray"*
Director

Peyto Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

(unaudited)

	Three Months ended September 30		Nine Months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Revenue				
Petroleum and natural gas sales, net	**84,912,303**	59,337,285	**230,782,091**	163,387,870
Expenses				
Operating *(Note 6)*	**3,537,387**	1,914,825	**8,552,969**	5,256,728
Transportation	**1,384,038**	1,207,772	**4,087,034**	3,310,547
General and administrative	**264,216**	81,394	**583,890**	793,222
Future market and reserves based bonus provision	**14,143,405**	20,298,782	**39,188,128**	31,910,274
Interest	**2,422,468**	1,832,995	**6,844,870**	4,940,808
Depletion, depreciation and accretion *(Note 2)*	**14,277,710**	11,772,970	**41,566,197**	30,102,702
	36,029,224	37,108,738	**100,823,088**	76,314,281
Earnings before taxes	**48,883,079**	22,228,547	**129,959,003**	87,073,589
Taxes				
Future income tax expense	**11,056,202**	489,816	**28,786,194**	10,418,523
Capital tax expense	**125,000**	89,184	**350,000**	315,202
	11,181,202	579,000	**29,136,194**	10,733,725
Net earnings for the period	**37,701,877**	21,649,547	**100,822,809**	76,339,864
Accumulated earnings, beginning of period	**237,479,025**	155,266,776	**174,358,093**	100,576,459
Accumulated earnings, end of period	**275,180,902**	176,916,323	**275,180,902**	176,916,323
Earnings per unit *(Note 4)*				
Basic	**0.38**	0.24	**1.04**	0.83
Diluted	**0.38**	0.24	**1.04**	0.83

See accompanying notes

Peyto Energy Trust

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended September 30		Nine Months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Cash provided by (used in)				
Operating Activities				
Net earnings for the period	**37,701,877**	21,649,547	**100,822,809**	76,339,864
Items not requiring cash:				
Future income tax expense	**11,056,202**	489,816	**28,786,194**	10,418,523
Depletion, depreciation and accretion	**14,277,710**	11,772,970	**41,566,197**	30,102,702
Change in non-cash working capital related to operating activities	**8,273,321**	27,006,336	**9,427,262**	33,010,827
	71,309,110	60,918,669	**180,602,462**	149,871,916
Financing Activities				
Issue of trust units, net of costs	**148,265,847**	-	**156,061,184**	-
Distribution payments	**(35,504,792)**	(23,319,920)	**(99,874,741)**	(67,216,250)
Increase (decrease) in bank debt	**(60,000,000)**	10,000,000	**40,000,000**	40,000,000
Change in non-cash working capital related to financing activities	**501,226**	-	**29,140,792**	9,977,133
	53,262,281	(13,319,920)	**125,327,235**	(17,239,117)
Investing Activities				
Additions to property, plant and equipment	**(93,001,245)**	(55,565,543)	**(250,806,042)**	(153,820,178)
Change in non-cash working capital related to investing activities	**28,787,596**	7,966,794	**11,650,648**	596,161
	(64,213,649)	(47,598,749)	**(239,155,394)**	(153,224,017)
Net increase (decrease) in cash	**60,357,742**	-	**66,774,303**	(20,591,218)
Cash, beginning of period	**6,416,561**	-	**-**	20,591,218
Cash, end of period	**66,774,303**	-	**66,774,303**	-

Supplemental cash flow information – Note 8
See accompanying notes

Peyto Energy Trust

Notes to Consolidated Financial Statements

September 30, 2005 and 2004

1. Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements of Peyto Energy Trust (the "Trust") follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the 2004 audited consolidated financial statements.

These financial statements include the accounts of Peyto Energy Trust and its wholly owned subsidiaries, Peyto Exploration & Development Corp. and Peyto Operating Trust.

Measurement uncertainty

The amount recorded for depletion and depreciation of property, plant and equipment, the asset retirement obligation, the ceiling test calculation and reserve based bonus are based on estimates of gross proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

2. Property, Plant and Equipment

	September 30, 2005	December 31, 2004
	$	$
Property, plant and equipment	**868,033,495**	616,422,327
Accumulated depletion and depreciation	**(126,576,433)**	(85,180,541)
	741,457,062	531,241,786

At September 30, 2005 costs of $28,663,020 (December 31, 2004 - $28,663,020) related to undeveloped land have been excluded from the depletion and depreciation calculation.

3. Long-Term Debt

The Trust has a syndicated $350 million extendible revolving credit facility. The facility is made up of a $20 million working capital sub-tranche and a $330 million production line. The facilities are available on a revolving basis for a period of at least 364 days and upon the term out date may be extended for a further 364 day period at the request of the Trust, subject to approval by the lenders. In the event that the revolving period is not extended, the facility is available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio that range from prime to prime plus 0.75% for debt to cash flow ratios ranging from less than 1:1 to greater than 2.5:1. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank.

4. Unitholders' Capital

Authorized: Unlimited number of voting trust units

Issued and Outstanding

Trust Units	Number of Shares/Units	Amount $
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued by public offering	5,000,000	152,750,000
Trust unit issue costs	-	(7,671,305)
Trust units issued pursuant to DRIP	145,305	4,085,186
Balance, September 30, 2005	**101,993,139**	**320,956,420**

Units to be Issued

The Trust implemented a Distribution Reinvestment Plan ("DRIP") effective for the March 2005 distribution. The DRIP provides eligible holders of trust units of Peyto the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Peyto. The cash distributions are reinvested at the discretion of Peyto, either by acquiring trust units issued from treasury at a 5% discount to the average market price or by acquiring trust units at prevailing market rates. On October 14, 2005, 38,219 trust units were issued from treasury at a price of $29.06 per trust unit pursuant to the Plan.

Per Unit Amounts

Earnings per unit have been calculated based upon the weighted average number of units outstanding during the period of 98,584,597 (2004 – 91,450,544; restated for 2 for 1 split of trust units May 31, 2005). There are no dilutive instruments outstanding.

5. Accumulated Cash Distributions

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. During the nine month period ended September 30, 2005, the Trust paid distributions to the unitholders in the aggregate amount of $99.9 million (2004 - $67.2 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit*
January 2005	January 31, 2005	February 15, 2005	$0.095
February 2005	February 28, 2005	March 13, 2005	$0.11
March 2005	March 31, 2005	April 15, 2005	$0.11
April 2005	April 29, 2005	May 15, 2005	$0.11
May 2005	May 31, 2005	June 15, 2005	$0.12
June 2005	June 30, 2005	July 15, 2005	$0.12
July 2005	July 29, 2005	August 15, 2005	$0.12
August 2005	August 31, 2005	September 15, 2005	$0.12
September 2005	September 30, 2005	October 14, 2005	$0.12

*Note: prior period restated for 2 for 1 split of trust units completed May 31, 2005.

6. Operating Expenses

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party natural gas reduces operating expenses.

	Three Months ended September 30		Nine Months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Field expenses	**5,192,013**	2,950,973	**13,249,653**	8,203,264
Processing and gathering income	**(1,654,626)**	(1,036,148)	**(4,696,684)**	(2,946,536)
Total operating costs	**3,537,387**	1,914,825	**8,552,969**	5,256,728

7. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counterparties for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of petroleum and natural gas prices. The Trust believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Trust's firm commitment or forecasted transaction and the underlying basis of the instrument correlates highly with the Trust's exposure. A summary of contracts outstanding in respect of the hedging activities at September 30, 2005 is as follows:

Crude Oil Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
October 1 to December 31, 2005	Fixed price	300 bbl	$54.35/bbl
October 1 to December 31, 2005	Fixed price	250 bbl	$57.52/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$52.07/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$53.15/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$55.20/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$60.50/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$65.21/bbl
January 1 to March 31, 2006	Fixed price	100 bbl	$69.40/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.75/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.62/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$68.64/bbl
April 1 to June 30, 2006	Fixed price	300 bbl	$76.00/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$81.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$70.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$72.15/bbl
July 1 to September 30, 2006	Fixed price	300 bbl	$75.40/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$80.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$69.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$71.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$79.00/bbl

Natural Gas Period Hedged	Type	Daily Volume	Price (CAD)
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.71/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.45/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.55/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.00/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.27/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.42/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.65/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.90/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.01/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.11/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.15/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.22/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.32/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.72/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.55/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.10/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.20/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.35/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.45/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.61/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$9.30/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$8.71/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.05/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.28/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.06/GJ

As at September 30, the Trust had committed to the future sale of 479,300 barrels of crude oil at an average price of $64.89 per barrel and 25,830,000 gigajoules (GJ) of natural gas at an average price of $8.08 per GJ or $9.45 per mcf based on the historical heating value of Peyto's natural gas. These contracts will generate revenue totaling $239.7 million. Based on the market's estimate of the future commodity prices as at September 30, 2005 the fair value of these contracts would be $342.1 million.

Subsequent to September 30, 2005 the Trust entered into the following contracts:

Natural Gas	Type	Daily Volume	Price

Period Hedged			(CAD)
April 1 to October 31, 2006	Fixed price	5,000 GJ	$10.60/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$11.40/GJ

8. Supplemental Cash Flow Information

	2005	**2004**
	$	**$**
Cash interest paid during the year	**6,844,870**	4,940,808
Cash taxes paid during the year	**690,401**	462,354

Peyto Exploration & Development Corp. Information

Officers

Don Gray
President and Chief Executive Officer

Ken Veres
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Scott Robinson
Vice President, Operations

Glenn Booth
Vice President, Land

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Kathy Turgeon
Controller

Directors

Ian Mottershead
Rick Braund
Don Gray
Brian Craig
Roberto Bosdachin
John Boyd
Michael MacBean

Auditors
Deloitte & Touche LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
Union Bank of California
Canadian Imperial Bank of Commerce
Royal Bank of Canada
BNP Paribas

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Energy Trust announces cash distributions for December 15, 2005

TSX Symbol: PEY.UN

CALGARY, Nov. 21 /CNW/ - Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to November 2005 of $0.12 per trust unit is to be paid on December 15, 2005, for unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005.

Peyto currently has 102 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00019597E

/For further information: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 16:01e 21-NOV-05

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan

TSX SYMBOL: PEY.UN

CALGARY, Nov. 21 /CNW/ - Peyto Energy Trust ("Peyto") announces that it has received all necessary approvals in respect of its amended distribution reinvestment and optional trust unit purchase plan (the "Amended DRIP Plan"). The Amended DRIP Plan maintains the current distribution reinvestment component and adds an option to purchase additional Peyto trust units, the particulars of which are set forth below. The Amended DRIP Plan is available for the November, 2005 distribution to be paid on December 15, 2005 to Peyto unitholders of record on November 30, 2005. Unitholders who wish to participate in the Amended DRIP Plan must send a properly completed enrolment form to Valiant Trust Company no later than 3:00 p.m. (Calgary time) on the business day prior to a distribution record date (November 29, 2005 for the November, 2005 distribution).

The Amended DRIP Plan provides eligible holders of trust units of Peyto the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Peyto. The cash distributions will be reinvested at the discretion of Peyto, either by acquiring trust units issued from treasury at 95% of the average market price (calculated by the arithmetic average of the daily volume weighted average trading prices of the trust units on the Toronto Stock Exchange for the period (the "Trading Period") commencing on the second business day prior to the last distribution payment date and ending on the third business day immediately prior to the current distribution payment date. Such period will not include more than 20 trading days and the last trading day of the period will be the third business day prior to the current distribution payment date) or by acquiring trust units at prevailing market rates. It is the current intention of Peyto to issue trust units from treasury to satisfy its obligation under the Amended DRIP Plan and Peyto will inform participants if this changes. Neither Peyto nor the administrator of the Amended DRIP Plan charge a fee to participants. Generally, no brokerage fees or commissions will be payable by participants for the purchase of trust units under the Amended DRIP Plan, but unitholders should make inquiries with their broker, investment dealer or financial institution through which their trust units are held as to any policies of such party that would result in any fees or commissions being payable.

The Amended DRIP Plan provides unitholders who are enrolled with the opportunity to purchase new trust units at a 5% discount to the Average Market Price over the Trading Period. Under the optional trust unit purchase ("OTUPP") component of the Amended DRIP Plan, eligible unitholders can elect to purchase additional trust units from treasury for cash at a purchase price equal to 95% of the Average Market Price over the Trading Period, in minimum amounts of $1,000 per remittance by a unitholder in any calendar month. There is a monthly limit on the aggregate amount of trust units to be issued by Peyto under the OTUPP component equal to 0.33% of the issued and outstanding trust units as of January 1 of the given year (the monthly limit being approximately 315,000 trust units for fiscal 2005). In addition, there is an overall annual limit on trust units issued pursuant to the OTUPP of 2% of the outstanding trust units at January 1 of the given year (the annual limit being approximately 1.9 million trust units for fiscal 2005). Accordingly, participation may be prorated in certain circumstances. Participants electing the OTUPP, will be prorated according to the number of trust units each such participant has registered in the Amended DRIP Plan. Neither Peyto nor the administrator of the Amended DRIP Plan charge a fee to participants. Generally, no brokerage fees or commissions will be payable by participants for the purchase of trust units under the Amended DRIP Plan, but unitholders

should make inquiries with their broker, investment dealer or financial institution through which their trust units are held as to any policies of such party that would result in any fees or commissions being payable.

The Amended DRIP Plan is presently available to Canadian registered holders. Non-residents of Canada, including residents of the United States, may not participate in the Amended DRIP Plan. Residents of the United States may not participate in the Amended DRIP Plan, as Peyto is not a registrant with the United States Securities and Exchange Commission.

Detailed information about the Amended DRIP Plan can be obtained from the Peyto website at www.peyto.com. Information and enrolment forms are also available from Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, Attention: Manager, Income Trusts (403) 233-2801 or facsimile: (403) 233-2857.

Peyto is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
%SEDAR: 00019597E

/For further information: please contact: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 16:03e 21-NOV-05

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: DECEMBER 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR JANUARY 13, 2006

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to December 2005 of $0.12 per trust unit is to be paid on January 13, 2006, for unitholders of record on December 30, 2005. The ex-distribution date is December 28, 2005.

Peyto currently has 102 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan

TSX SYMBOL: PEY.UN

CALGARY, Jan. 17 /CNW/ - Peyto Energy Trust ("Peyto") announces that it has received all necessary approvals in respect of its amended distribution reinvestment and optional trust unit purchase plan (the "Amended DRIP Plan").

The Amended DRIP Plan is identical in all respects to the former distribution reinvestment and optional trust unit purchase plan, except that the trading period used to calculate the price at which trust units are purchased now commences the first trading day of a particular month and ends at the close of trading on the third last trading day of such month. This change will allow unitholders to know the price at which trust units may be purchased, prior to making their decision to participate in the Amended DRIP Plan. The changes to the Amended DRIP Plan are highlighted in the description below.

The Amended DRIP Plan is available for the January, 2006 distribution to be paid on February 15, 2006 to Peyto unitholders of record on January 30, 2006. Unitholders who wish to participate in the Amended DRIP Plan must send a properly completed enrolment form to Valiant Trust Company no later than 3:00 p.m. (Calgary time) on the business day prior to a distribution record date (January 30, 2006 for the January, 2006 distribution).

The Amended DRIP Plan provides eligible holders of trust units of Peyto the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Peyto. The cash distributions will be reinvested at the discretion of Peyto, either by acquiring trust units issued from treasury at 95% of the average market price (calculated by the arithmetic average of the daily volume weighted average trading prices of the trust units on the Toronto Stock Exchange for the period (the "Trading Period") commencing at the start of trading on the first trading day subsequent to the last distribution record date (i.e. the first trading day of a calendar month) and ending at the close of trading on the third last trading day of such month (emphasis added) or by acquiring trust units at prevailing market rates. It is the current intention of Peyto to issue trust units from treasury to satisfy its obligation under the Amended DRIP Plan and Peyto will inform participants if this changes. Neither Peyto nor the administrator of the Amended DRIP Plan charge a fee to participants. Generally, no brokerage fees or commissions will be payable by participants for the purchase of trust units under the Amended DRIP Plan, but unitholders should make inquiries with their broker, investment dealer or financial institution through which their trust units are held as to any policies of such party that would result in any fees or commissions being payable.

The Amended DRIP Plan provides unitholders who are enrolled with the opportunity to purchase new trust units at a 5% discount to the Average Market Price over the Trading Period. Under the optional trust unit purchase ("OTUPP") component of the Amended DRIP Plan, eligible unitholders can elect to purchase additional trust units from treasury for cash at a purchase price equal to 95% of the Average Market Price over the Trading Period, in minimum amounts of $1,000 per remittance by a unitholder in any calendar month. There is a monthly limit on the aggregate amount of trust units to be issued by Peyto under the OTUPP component equal to 0.33% of the issued and outstanding trust units as of January 1 of the given year (the monthly limit being approximately 338,000 trust units for fiscal 2006). In addition, there is an overall annual limit on trust units issued pursuant to the OTUPP of 2% of the outstanding trust units at January 1 of the given year (the annual limit being approximately 2,046,000 million trust units for fiscal 2006). Accordingly, participation may be prorated in certain circumstances. Participants electing the OTUPP, will be prorated according to the number of trust units each such participant has registered in the Amended DRIP Plan. Neither Peyto nor the administrator of the Amended DRIP Plan charge a fee to participants.

Generally, no brokerage fees or commissions will be payable by participants for the purchase of trust units under the Amended DRIP Plan, but unitholders should make inquiries with their broker, investment dealer or financial institution through which their trust units are held as to any policies of such party that would result in any fees or commissions being payable.

The Amended DRIP Plan is presently available to Canadian registered holders. Non-residents of Canada, including residents of the United States, may not participate in the Amended DRIP Plan. Residents of the United States may not participate in the Amended DRIP Plan, as Peyto is not a registrant with the United States Securities and Exchange Commission.

Detailed information about the Amended DRIP Plan can be obtained from the Peyto website at www.peyto.com. Information and enrolment forms are also available from Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, Attention: Manager, Income Trusts (403) 233 2801 or facsimile: (403) 233 2857.

Peyto is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00019597E

/For further information: please contact: Don T. Gray, President and Chief Executive Officer, Phone: (403) 261-6077, Fax: (403) 261-8976/
(PEY.UN.)

CO: Peyto Energy Trust

CNW 16:05e 17-JAN-06

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: JANUARY 18, 2006

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR FEBRUARY 15, 2006

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to January 2006 of $0.12 per trust unit is to be paid on February 15, 2006, for unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.

Peyto currently has 102 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

NEWS RELEASE

FEBRUARY 14, 2006 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES 2005 YEAR END RESERVE REPORT AND DISTRIBUTION INCREASE

Peyto Energy Trust ("Peyto") is pleased to present the results of our independent reserve report effective December 31, 2005. The evaluation encompassed 100% of the Trust's reserve assets and was conducted by Paddock Lindstrom and Associates in compliance with National Instrument 51-101.

Highlights

- The net present value (NPV) discounted at 5% of the total proved reserves grew 66% from $1.5 billion in 2004 to $2.5 billion in 2005. Adjusting for debt and equity this NPV grew 63%.
- The NPV discounted at 5% of the proved plus probable additional reserves grew 62% from $2.0 billion in 2004 to $3.2 billion in 2005. Adjusting for debt and equity this NPV grew 57%.
- The proved developed reserve life increased 14% from 10.1 years in 2004 to 11.5 years in 2005. This reserve life grew due to the maturation of our tight gas wells and the scheduling of new processing capacity in the greater Sundance area.
- The proved plus probable additional reserve life increased 10% from 17.1 years to 18.9 years. This growth in reserve life reflects Peyto's unique ability to internally generate its own high quality investments. The team continues to successfully replace what it develops with new opportunities.
- Proved producing, total proved and proved plus probable additional reserves increased 24%, 20% and 18% respectively from 2004 to 2005.
- Peyto replaced over 310% of its annual production with new proved producing reserves while replacing close to 400% with new proved plus probable additional reserves.
- Our reserve and value growth was achieved by focusing 100% of our capital investments into internally generated projects. Peyto did not have to participate in the marginal acquisition market of 2005.

The following table outlines the per unit growth in production, reserves and value for 2005.

	Dec. 31, 2004	Dec. 31, 2005	Growth	Growth Per Unit
Units Outstanding [1]	96,615,544[2]	103,450,701	7%	
Q4 Production (boe/d)	20,688	22,245	8%	0%
Reserves (mboes)				
Proved Producing	70,996	87,881	24%	16%
Total Proved	92,028	110,802	20%	12%
Proved + Probable	129,506	153,448	18%	11%
Net Present Value Discounted at 5% ($million)				
Proved Producing	$1,281	$2,113	65%	54%
Total Proved	$1,533	$2,539	66%	55%
Proved + Probable	$1,983	$3,219	62%	52%

1. Units outstanding are as at the end of the period and include units to be issued pursuant to year end private placements

2. Adjusted to reflect trust unit split that was effective in May 2005

The following tables summarize Peyto's reserves and the discounted net present value of future cash flow, before income tax, using variable and constant pricing, at December 31, 2005.

Variable Dollar Economics

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mboe)	Net Present Value ($million) Discounted at 0%	5%	8%	10%
Proved Producing	427,873	16,569	87,881	$3,545	$2,113	$1,723	$1,545
Proved Non-producing	28,124	773	5,460	$217	$119	$93	$82
Proved Undeveloped	90,311	2,409	17,461	$610	$307	$222	$182
Total Proved	546,308	19,751	110,802	$4,371	$2,539	$2,038	$1,809
Probable Additional	215,154	6,786	42,646	$1,634	$680	$465	$375
Proved + Probable Additional	761,462	26,537	153,448	$6,005	$3,219	$2,503	$2,185

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2005

The Paddock Lindstrom and Associates Ltd. price forecast used in the variable dollar economics is available on their website at www.padlin.com .

Constant Dollar Economics

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mboe)	Net Present Value ($million) Discounted at 0%	5%	8%	10%
Proved Producing	425,956	16,478	87,471	$4,518	$2,753	$2,245	$2,007
Proved Non-producing	27,782	758	5,387	$274	$155	$123	$108
Proved Undeveloped	89,842	2,386	17,360	$829	$446	$333	$280
Total Proved	543,580	19,622	110,218	$5,621	$3,355	$2,701	$2,396
Probable Additional	214,173	6,742	42,438	$2,026	$934	$667	$552
Proved + Probable Additional	757,753	26,364	152,656	$7,647	$4,289	$3,369	$2,948

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2005

Performance Ratios

	Proved Producing	Proved Developed	Total Proved	Proved + Probable Additional
Reserve Life Index (years)				
Q4 2005 average production – 22,245 boe/d	10.8	11.5	13.6	18.9
Reserve Replacement Ratio				
2005 production – 8.1 million boes	3.1	3.1	3.3	4.0

- The reserve life index is calculated by dividing the reserves (in boes) in each category by the annualized average production rate in boe/year. Peyto believes that the most accurate way to evaluate the current reserve life is by dividing the proved developed reserves by the actual fourth quarter average production. In our opinion, for comparative purposes, the proved developed reserve life provides the best measure of sustainability.

- The reserve replacement ratio is determined by dividing the yearly change in reserves before production by the actual annual production for the year.

Analysis

There are two fundamental questions that we believe should be answered from this annual evaluation.

- Base Reserves - How did the "base reserves" that were on production in the last reserve report perform based on twelve more months of data?
- Value Creation - How much value did our 2005 capital investments create?

Base Reserves

Simply put, the new estimate for last year's proved developed producing reserves (base reserves) is within 99.3% of the previous estimate, after adjusting for the 2005 production. This difference is certainly within the margin of error for this kind of evaluation. We are pleased to report that our base reserves are meeting our expectations stated a year ago and the additional twelve months of data has enhanced the confidence in this evaluation.

Value Creation

Our capital investments in 2005 were funded from a combination of cashflow, debt and equity. In order to assess how much the value per unit has increased year over year we need to know the change in NPV of the assets, the change in net debt and the change in units outstanding.

At year end 2005, we estimate that the net debt had increased by $51 million over the past year while the number of units outstanding has increased from 96.6 million to 103.5 million. These estimates take into consideration all of our capital expenditures and the total fixed and performance based compensation paid out during the year. We believe these estimates are accurate, however they remain unaudited at this time. After adjusting for changes in debt and equity, the proved plus probable NPV discounted at 5% is worth $28.25/unit, or 57% more today than a year ago.

In our opinion, it is important to identify the amount of value created by the capital invested during the year. We undertake this exercise to determine the best use of the unitholders' capital on a go forward basis. In order to assess how much value was created during the year from our capital program, the independent engineers have run last year's NPV with this years price forecast to eliminate the change in value attributable to the commodity price forecast. For example, when we look at the total proved case undiscounted, we can see that our capital program created $1 billion worth of NPV (NPV created by drill bit in table below). The following table breaks out the value creation for both the total proved and proved plus probable cases.

Before Tax Debt Adjusted NPV Reconciliation Table ($million)

		Total Proved		Proved + Probable Additional	
		Discounted at		Discounted at	
Evaluation	Formula	0%	5%	0%	5%
NPV at Dec 31, 2004 after net debt (Jan 1, 2005 price forecast)	A	$ 2,397	$ 1,288	$ 3,432	$ 1,738
NPV after net debt at Dec 31, 2004 (Jan 1, 2006 price forecast)	B	$ 3,387	$ 1,884	$ 4,857	$ 2,546
NPV at Dec 31, 2005 after net debt (Jan 1, 2006 price forecast)	C	$ 4,075	$ 2,242	$ 5,709	$ 2,922
2005 Funds from operations	D	$ 307	$ 307	$ 307	$ 307
Increase in 2004 NPV due to price forecast	B - A	$ 990	$ 596	$ 1,425	$ 808
NPV created by drill bit in 2005	C - B + D	$ 995	$ 665	$ 1,159	$ 683
Total change in debt adjusted NPV from 2004 to 2005	C - A	$ 1,678	$ 954	$ 2,277	$ 1,184

The 2005 growth per unit in debt adjusted NPV for the total proved undiscounted case is 59%. When the $1.39 per unit that was distributed to the unitholder during the year is added back, this growth rate is 64%. The capital program accounted for 34% of this growth in value, while the change in forecasted commodity prices accounted for the other 66%. The following table breaks out the year over year percent change in debt adjusted NPV per unit for both the total proved and proved plus probable cases.

Year over Year Percent Change to Before Tax Debt Adjusted NPV Per Unit

	Total Proved		**Proved + Probable Additional**	
	Discounted at		**Discounted at**	
Evaluation	**0%**	**5%**	**0%**	**5%**
NPV from 2004 to 2005 after change in net debt per unit	59%	63%	55%	57%
NPV from 2004 to 2005 after change in net debt per unit plus 2005 distributions	64%	73%	59%	65%

The growth in our fundamentals has been accomplished with the drill bit while maintaining our low operating costs, long reserve life and after the 2005 cash distribution of $136.6 million to unitholders.

Peyto has a reserves committee of independent board members which reviews the qualifications and appointment of the independent qualified reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators. The evaluations are conducted from the fundamental geological and engineering data. Peyto believes this is the most stringent standard of reserves governance available to the industry, and that it goes well beyond external reviews or audits of reserves.

Distribution Increase

A committee of Peyto's independent directors has approved a distribution increase of $0.02 per unit per month to be paid on March 15, 2006. This represents a 17% increase from the current distribution. We feel comfortable that this increase passes our sustainability test when we consider the following business conditions:

- After adjusting for changes in debt and equity, the value of the Trust's reserve assets are worth at least 50% more today than a year ago.
- The proved developed reserve life has increased 14% from 10.1 years in 2004 to 11.5 years in 2005.
- We have a 2006 hedged gas price of $9.91/mcf on over 50% of our current after royalty production.
- On February 13, 2006 the AECO gas price for the remainder of 2006 was trading at $7.64/gj or $8.94/mcf.
- Despite the recent volatility in short term natural gas prices, the long term contracts have strengthened. For example, over the past year the one year contract for the period of November 1, 2009 to October 31, 2010 is up 50% and over the last three months is up 14%. When converted for Peyto's heating value, this long term contract currently trades at over $9/mcf.
- A significant reduction in the 2006 base decline rate from the previous year, based on the Dec 31, 2005 independent engineering report.

While production per unit in 2005 remained stable, we were successful in growing the value of the Trust independent of commodity prices. Peyto is in a stronger position today to create wealth for our unitholders than ever before. We will continue to execute on our strategy to invest Peyto's capital in projects that provide a strong financial return and add to our solid oil and natural gas foundation.

For more in depth discussion of the 2005 reserve report an interview with the management will be available on our website by Friday February 17, 2006. We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077 or Jim Grant, Investor Awareness, at (403) 451-4102

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. BOEs may be misleading, particularly if used in isolation. A BOE conversion ration of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Some values set forth in the tables above may not add due to rounding. It should not be assumed that the estimates of future net revenues presented in the tables above represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

FOR IMMEDIATE RELEASE: February 17, 2006

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR MARCH 15, 2006

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to February 2006 of $0.14 per trust unit is to be paid on March 15, 2006, for unitholders of record on February 28, 2006. The ex-distribution date is February 24, 2006. This is the fifth distribution increase since Peyto converted to a trust on July 1, 2003. Distributions to unitholders have grown 87% over that time.

Peyto currently has 103 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

NEWS RELEASE

FEBRUARY 28, 2006 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES 2005 CANADIAN TAX INFORMATION

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") is pleased to announce the 2005 tax information for unitholders in Canada.

For purposes of the Income Tax Act (Canada), Peyto Energy Trust is a mutual fund trust. Each year, an income tax return is filed by Peyto with taxable income allocated to and taxable in the hands of the unitholders. Cash distributions paid by Peyto are comprised of a return on capital portion (taxable income) and a return of capital (tax deferred) portion. The return on capital (taxable) portion is calculated and reported on Peyto's T3 return and allocated to each unitholder who received distributions in that taxation year on T3 Supplementary forms, which are mailed to unitholders before March 31 of each year. Registered unitholders will receive a T3 Supplementary form directly from the transfer agent, Valiant Trust Company. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report only the taxable income component. The return of capital (tax deferred) portion reduces the unitholders' cost base of the units. For cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2005 taxation year, the split is 75.0 percent return on capital (taxable) and 25.0 percent return of capital (tax deferred).

The following table sets out the tax treatment of the Canadian monthly distributions paid and payable in 2005:

Record Date	Payment Date	Taxable Amount (Income)	Tax Deferred Amount (Return of Capital)	Total Distribution (Adjusted for 2-1 Split May 31, 2005)
January 31, 2005	February 15, 2005	$0.0713	$0.0237	$0.0950
February 28, 2005	March 15, 2005	$0.0825	$0.0275	$0.1100
March 31, 2005	April 15, 2005	$0.0825	$0.0275	$0.1100
April 29, 2005	May 13, 2005	$0.0825	$0.0275	$0.1100
May 31, 2005	June 15, 2005	$0.0900	$0.0300	$0.1200
June 30, 2005	July 15, 2005	$0.0900	$0.0300	$0.1200
July 29, 2005	August 15, 2005	$0.0900	$0.0300	$0.1200
August 31, 2005	September 15, 2005	$0.0900	$0.0300	$0.1200
September 30, 2005	October 14, 2005	$0.0900	$0.0300	$0.1200
October 31, 2005	November 15, 2005	$0.0900	$0.0300	$0.1200
November 30, 2005	December 15, 2005	$0.0900	$0.0300	$0.1200
December 31, 2005	January 13, 2006	$0.0900	$0.0300	$0.1200
		$1.0388	$0.3462	$1.3850
		75.0%	25.0%	100.0%

Tax information for United States unitholders will be announced mid-March, 2006.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

NEWS RELEASE

MARCH 8, 2006 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES FOURTH QUARTER AND 2005 YEAR END REPORT TO UNITHOLDERS

CALGARY, ALBERTA – Peyto Energy Trust ("Peyto") is a leader in the exploration and development of natural gas in western Canada. By design, our core areas are located in Alberta's premier gas exploration area, the Deep Basin. We are known for our high quality assets and our ability to profitably find and develop new oil and natural gas reserves. We are proud to present our operating and financial results for the fourth quarter and 2005 fiscal year.

The following summarizes certain of the Trust's attributes at year end.

- Long reserve life – Proved 13.6 years, Proved Plus Probable 18.9 years
- High netback - $37.83/boe
- Low operating costs - $1.55/boe
- Low base general and administrative costs - $0.08/boe
- High operatorship - over 95% of production
- Low cash distribution ratio - 42% of fourth quarter 2005 funds from operations
- Low debt to funds from operations ratio – 0.83 (net debt, before provision for future performance based compensation, divided by annualized fourth quarter 2005 funds from operations)
- Distribution growth - distributions have been increased 5 times and are now 87% higher than when the trust was formed two and a half years ago
- Transparent capital structure - no convertible debentures, no exchangeable shares, no stock options, no warrants

The following summarizes certain performance highlights for the year.

- Value Creation – invested $358 million in capital and created $995 million of Proved and $1,159 million worth of Proved Plus Probable undiscounted reserve value
- Reserve life growth – the reserve life for every reserve category grew by over 10% from year over year
- Asset value growth per unit[(1)] – the net present value of the trust's proven producing oil and gas assets, discounted at 0%, 5% and 8%, all grew by approximately 54% per trust unit
- NPV Recycle ratio - Proved 2.8, Proved Plus Probable 3.2 (before change in future development capital)
- Distributions per unit[(1)] - increased by 36% from $1.02 in 2004 to $1.39 in 2005.
- Reserve growth per unit[(1)] - the most conservative category, proved producing reserves, grew 15% year over year
- Production growth – annual production increased 19% from 18,689 boe/d in 2004 to 22,219 boe/d in 2005
- Production growth per unit[(1)] - increased 10% year over year
- Funds from operations growth per unit[(1)] - increased 42% year over year
- Cost of new reserves (FD&A) - Proved $13.33/boe, Proved Plus Probable $11.18/boe (before change in future development capital)
- Recycle ratio - Proved 3.2, Proved Plus Probable 3.8 (before change in future development capital)
- Reserve replacement ratio - Proved 3.3, Proved Plus Probable 4.0

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

[(1)] Per unit results are adjusted for changes in net debt (including future performance based compensation) and equity. Net debt is converted to equity using the Dec 31 unit price of $25.39 for 2005 and $23.92 for 2004.

	3 Months Ended Dec. 31		%	12 Months Ended Dec. 31		%
	2005	2004	Change	**2005**	2004	Change
Operations						
Production						
Natural gas (mcf/d)	**108,356**	97,968	*11%*	**106,701**	88,842	*20%*
Oil & NGLs (bbl/d)	**4,185**	4,360	*(4)%*	**4,436**	3,882	*14%*
Barrels of oil equivalent (boe/d @ 6:1)	**22,245**	20,688	*8%*	**22,219**	18,689	*19%*
Product prices						
Natural gas ($/mcf)	**10.55**	7.58	*39%*	**8.78**	7.38	*19%*
Oil & NGLs ($/bbl)	**58.43**	46.82	*25%*	**55.48**	42.66	*30%*
Operating expenses ($/boe)	**1.95**	1.03	*89%*	**1.55**	1.05	*48%*
Transportation ($/boe)	**0.70**	0.77	*(9)%*	**0.68**	0.70	*(3)%*
Field netback ($/boe)	**43.33**	32.90	*32%*	**37.83**	31.79	*19%*
General & administrative expenses ($/boe)	**0.05**	0.01	*400%*	**0.08**	0.12	*(33)%*
Interest expense ($/boe)	**0.91**	1.03	*(12)%*	**1.07**	1.01	*6%*
Financial ($000, except per unit)						
Revenue	**127,633**	87,127	*46%*	**431,695**	300,501	*44%*
Royalties (net of ARTC)	**33,522**	21,103	*59%*	**106,802**	71,089	*50%*
Funds from operations	**86,607**	60,334	*43%*	**296,970**	209,106	*42%*
Funds from operations per unit*	**0.85**	0.65	*31%*	**3.01**	2.28	*32%*
Cash distributions	**36,773**	26,443	*39%*	**136,648**	93,660	*46%*
Cash distributions per unit*	**0.36**	0.285	*26%*	**1.39**	1.02	*36%*
Percentage of funds from operations distributed	**42**	44	*(5)%*	**46**	45	*2%*
Earnings	**60,745**	(2,558)	-	**161,568**	73,782	*119%*
Earnings per diluted unit*	**0.60**	(0.03)	-	**1.64**	0.805	*104%*
Capital expenditures	**107,647**	76,953	*40%*	**358,454**	230,774	*55%*
Weighted average trust units outstanding*	**102,148,411**	92,494,022	*10%*	**98,576,640**	91,711,034	*7%*
As at December 31						
Net debt (before future compensation expense)				**287,885**	222,969	*29%*
Unitholders' equity				**421,831**	205,849	*105%*
Total assets				**944,927**	622,577	*52%*

*Note: *prior periods* restated for 2 for 1 split of trust units completed May 31, 2005.

	12 Months Ended Dec. 31	
	2005	2004
Net Earnings	**161,568**	73,782
Items not requiring cash:		
Non-cash provision for (recovery of) performance based compensation	**(18,271)**	15,945
Future income tax expense	**37,618**	25,558
Depletion, depreciation and accretion	**58,208**	40,880
Non-recurring items:		
Performance based compensation	**57,847**	52,941
Funds from operations [(1)]	**296,970**	209,106

[1] *Funds from operations*

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before performance based compensation, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

Capital Expenditures

Net capital expenditures for 2005 totaled $358 million which was an increase of 55% from 2004. In 2005, 100% of the capital was invested to develop and produce new oil and gas reserves. The majority of our capital was spent to drill, case, complete and bring on production from new wells in the Deep Basin area. Capital was also spent to build 25 mmcf/d of gas processing capacity in the Cutbank and Kakwa areas. At Sundance, where we own and operate a 110 mmcf/d gas plant, we added additional facilities in order to minimize future downtime due to routine maintenance. Capital invested in new land and seismic evaluation increased from the previous year by 145%. The majority of the value associated with this land and seismic capital will be captured in future years when wells are drilled and reserves are produced. None of our 2005 capital was spent on acquisitions. The following table summarizes capital expenditures for the year.

	2005		**2004**		**Since Inception**	
Capital Expenditures	**($000)**	**% of Total**	**($000)**	**% of Total**	**($000)**	**% of Total**
Land	12,324	*3%*	3,975	*2%*	27,713	*2%*
Seismic	11,559	*3%*	5,768	*2%*	24,313	*3%*
Drilling & Completion – Exploratory & Development	274,360	*77%*	167,742	*73%*	701,943	*72%*
Production Equipment, Facilities & Pipelines	59,810	*17%*	49,898	*22%*	186,234	*19%*
Acquisitions & Dispositions	-	-	3,307	*1%*	30,856	*4%*
Office Equipment	401	-	84	-	857	-
Total	358,454	*100%*	230,774	*100%*	971,916	*100%*

During the year, we drilled or re-entered 120 gross (99 net) wells with a 100% success rate. The average depth of our wells was approximately 2,560m, which is 110m deeper than the year before. Of the wells drilled during 2005, over 77% were drilled to a depth deeper than our conventional Sundance Cardium well depth of 2,300m. We continue to evolve the mix of our drilling prospects to include deeper Cretaceous objective zones with the same reservoir characteristics as our original Cardium targets. Most of our wells have at least two and sometimes three prospective gas bearing zones for development. The following table summarizes the well activity for 2005.

Well Activity	**Drilled**		**Completed**		**Tied In/Brought On Production**	
Area	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Sundance	90	75	98	79	86	68
Kakwa	12	11	12	10	11	9
Cutbank	9	8	12	12	14	14
Berland	4	4	3	3	4	4
Other	5	1	1	0	0	0
Total	**120**	**99**	**126**	**104**	**115**	**95**

Since inception, we have invested a total of $972 million in capital. We have built a long life low cost natural gas business by investing significantly less value than we have created. Our strategy of building our own assets has allowed us to generate a three year compounded annual rate of return of 70% for our unitholders. Our drill bit approach takes raw material and turns it into a finished product. We have not had to dilute quality or sacrifice returns by acquiring marginal production and reserves. As illustrated in the following table, cash flow generated from our investments has played a dominant role, while net equity has played a relatively minor role in funding of our capital expenditures since Peyto started seven years ago.

Funding Sources for Capital Since Inception (from 1998 to 2005)	**($000)**	**% of Total**
Cash flow from projects found and developed by Peyto	598,126	62%
Net Equity (Equity issued of $357.1 million less Accumulated Distributions of $271.2 million)	85,905	9%
Net Debt (year end 2005 excluding future performance based compensation)	287,885	29%
Total Capital Expenditures	971,916	100%

Reserves

During 2005, the trust was again successful in adding high quality, long life reserves through the drill bit. The following table illustrates the change in reserve volumes and net present value of future cash flow, discounted at 5%, before income tax using variable pricing.

	As at December 31			
	2005	2004	% Change	% Change Debt Adjusted Per Unit
Reserves				
BOE 6:1 (mstb)				
Proved Producing	**87,881**	70,996	*24%*	*15%*
Total Proved	**110,802**	92,028	*20%*	*12%*
Proved + Probable Additional	**153,448**	129,506	*18%*	*10%*
Net Present Value ($million)				
Discounted at 5%				
Proved Producing	**2,113**	1,281	*65%*	*53%*
Total Proved	**2,539**	1,533	*66%*	*54%*
Proved + Probable Additional	**3,219**	1,983	*62%*	*51%*

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2005. The Paddock Lindstrom and Associates Ltd. price forecast is available at www.padlin.com. For more information on Peyto's reserves, we refer you to our Press Release dated February 14, 2006 announcing 2005 Year End Reserve Report and Distribution Increase available on our website at www.peyto.com. The complete statement of reserves data and required reporting in compliance with NI 51-101 will be included in Peyto's Annual Information Form to be released in March 2006.

Value Creation

In order to measure investment success, it is necessary to quantify the amount of value created during the year and compare that to the amount of capital invested. We undertake this exercise to ensure the best use of the unitholders' capital on a go forward basis. At Peyto's request and for the benefit of unitholders', the independent engineers have run last year's NPV with this years price forecast to eliminate the change in value attributable to the commodity prices. This approach isolates the value created by the Peyto team from the value created by the change in commodity prices. We were able to create $995 million of Proved and $1,159 million of Proved Plus Probable undiscounted reserve value with $358 million in capital. Relative to our enterprise value, this amount of net value created represents a significant growth rate.

The following table isolates value created by Peyto with the drill bit from the increase in value due to higher commodity prices for both the total proved and proved plus probable cases.

Before Tax Debt Adjusted NPV Reconciliation Table ($million)

		Total Proved		Proved + Probable Additional	
		Discounted at		Discounted at	
Evaluation	**Formula**	0%	5%	0%	5%
NPV at Dec 31, 2004 after net debt (Jan 1, 2005 price forecast)	A	$ 2,397	$ 1,288	$ 3,432	$ 1,738
NPV after net debt at Dec 31, 2004 (Jan 1, 2006 price forecast)	B	$ 3,387	$ 1,884	$ 4,857	$ 2,546
NPV at Dec 31, 2005 after net debt (Jan 1, 2006 price forecast)	C	$ 4,075	$ 2,242	$ 5,709	$ 2,922
2005 Funds from operations	D	$ 307	$ 307	$ 307	$ 307
Increase in 2004 NPV due to price forecast	B – A	$ 990	$ 596	$ 1,425	$ 808
NPV created by drill bit in 2005	C - B + D	$ 995	$ 665	$ 1,159	$ 683
Total change in debt adjusted NPV from 2004 to 2005	C – A	$ 1,678	$ 954	$ 2,277	$ 1,184

Performance Measures

There are a number of performance measures that are used in the oil and gas industry in an attempt to evaluate how profitably capital has been invested. These measures, such as capital cost per flowing boe, FD&A, recycle ratio and reserve replacement ratio are incomplete and on there own do not measure success. However, the NPV recycle ratio does measure the value of what was created relative to what was invested. This is because the NPV of an oil and gas asset takes into consideration the reserves, the production forecast, the future royalties and operating costs, future capital and the current commodity price outlook. In 2005 our proven plus probable NPV recycle ratio was 3.2 times. This means for each dollar we invested we were able to create 3.2 new dollars of proven plus probable reserve value.

Our reserves grew faster than our production in 2005. This resulted in an increase of over 10% in reserve life for all of the reserve categories. Our proven plus probable reserve life grew from 17.1 years at the end of 2004 to 18.9 years at the end of 2005. For an energy trust, more money in the "reserve bank" ultimately means more cash distributions for the unitholders.

2005 Performance Ratios	**Proved Developed**	**Total Proved**	**Proved + Probable**
Reserve life index (years)			
Q4 2005 average production – 22,245 boe/d	11.5	13.6	18.9
Finding, development and acquisition costs ($/boe)			
Before change in future development capital	$14.45	$13.33	$11.18
Including change in future development capital	$13.88	$15.32	$15.17
Reserve replacement ratio	3.1	3.3	4.0
Recycle ratio			
Before change in future development capital	3.0	3.2	3.8
Including change in future development capital	3.1	2.8	2.8
NPV Recycle ratio	2.6	2.8	3.2

- Reserve life index can be calculated using various methodologies. We believe the most accurate way to look at the reserve life index is by dividing the proved developed reserves by the actual fourth quarter average production. In our opinion, for comparative purposes the proved developed reserve life will provide the best measure of sustainability.
- FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the capital costs for the period by the change in the reserves, including revisions, for the same period. Prior to NI 51-101, FD&A costs were calculated excluding future development capital ("FDC"). Both methods of calculating FD&A costs have been provided in order to facilitate comparisons with previous years.
- Reserve replacement ratio is calculated by dividing the yearly change in reserves, including revisions and before production by the actual annual production.
- Recycle ratio is calculated by dividing the field net back per boe, before hedging, by the FD&A costs for the period. In our opinion, it can be a very good measure of investment performance as long as the

replacement barrel is of equivalent quality as the produced barrel. Because the recycle ratio is comparing the netback from existing reserves to the cost to find new reserves it may not accurately indicate investment success.

- NPV (net present value) recycle ratio is calculated by dividing the undiscounted NPV of reserves added in the year by the total capital cost for the period. The NPV recycle ratio measures the value of the added reserves relative to their cost.

Quarterly Review

Daily production for the three months averaged 108 mmcf of natural gas and 4,185 barrels of oil and natural gas liquids. Gains in production and commodity prices increased funds from operations from $60.3 million in 2004 to $86.6 million in 2005. Peyto's commodity prices net of hedging increased by 39% averaging $10.55 per mcf of natural gas, and increased by 25% averaging $58.43 per barrel of oil and natural gas liquids. The high heating value of our gas resulted in a 17% premium when converted from gigajoules at the AECO price hub to mcf at the plantgate.

Operating costs averaged $1.95/boe in the fourth quarter of 2005 compared to $1.03/boe for the fourth quarter of 2004. The fixed cost structure associated with these wells combined with a general inflationary effect of over 20% in the service sector caused the increase. In our estimation, any increase in operating costs due to a maturing producing base will be more than offset by a reduction in the royalty rate, resulting in a higher netback per boe. Peyto continues to have the lowest operating costs in the trust sector by a significant margin.

Capital expenditures for the quarter totaled $107.6 million with drilling projects continuing at record levels. Well related activity made up 93% of this capital with drilling and completion costs accounting for $84.2 million while facilities and tie-ins accounted for $16.3 million. Peyto spent a record $3.7 million on land in the quarter in a very competitive market.

Activity Update

To date in 2006, Peyto has drilled and cased 25 gross (20 net) gas wells and brought on-stream 19 gross (18 net) producing zones. We currently have 8 drilling rigs active in our core areas. As expected, production has remained stable at 22,300 boe/d. In the greater Sundance area we have been limited by processing capacity since the beginning of the third quarter of 2005. Drilled and completed reserves are awaiting the March, 2006 completion of our Wildhay Plant. Peyto's fourth 100% owned and operated gas plant will have 20 mmcf/d gas processing capacity and has begun selling gas as we go to press. To the east of Sundance, in the Nose Hill area, Peyto will be constructing a 20 mmcf/d gas plant which is expected to be on-stream by the third quarter of 2006. Both of these gas plants are easily expandable for future production increases.

Marketing

Peyto's marketing strategy is designed to smooth out short term fluctuations in the price of both natural gas and natural gas liquids through future sales. We do this by selling approximately 30% of our gas net of royalties on the daily and monthly spot markets while the other 70% is hedged. Our hedging is meant to be methodical and consistent and to avoid speculation. In general this approach will show hedging losses when short term prices climb and hedging gains when short term prices fall. Over the long run we expect to breakeven on our forward sales. Our hedging approach is based on a forward average price typically made up of fifteen to twenty transactions entered into over a 12 month period. Peyto sells its contracts in either the 7 month summer or the 5 month winter season.

Our natural gas price before hedging averaged $12.60/mcf during the fourth quarter of 2005, an increase of 74% from $7.23/mcf reported for the equivalent period in 2004. Oil and natural gas liquids prices averaged $63.27/bbl up 23% from $51.57/bbl a year earlier. Hedging activity for the fourth quarter of 2005 reduced Peyto's price achieved by $10.93/boe. The fourth quarter hedging loss was $22.4 million, for a year to date total loss of $39.6 million. The following table shows commodity prices and revenue before and after hedging.

Commodity Prices	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
	2005	2004	**2005**	2004
Natural gas ($/mcf)	**12.60**	7.23	**9.62**	7.19
Hedging – gas ($/mcf)	**(2.05)**	0.35	**(0.84)**	0.19
Natural gas – after hedging ($/mcf)	**10.55**	7.58	**8.78**	7.38
Oil and natural gas liquids($/bbl)	**63.27**	51.57	**59.62**	45.92
Hedging – oil ($/bbl)	**(4.84)**	(4.75)	**(4.14)**	(3.26)
Oil and natural gas liquids – after hedging ($/bbl)	**58.43**	46.82	**55.48**	42.66
Total Hedging ($/boe)	**(10.93)**	0.69	**(4.88)**	0.25

Revenue	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
($000)	**2005**	2004	**2005**	2004
Natural gas	**125,651**	65,126	**374,750**	233,555
Oil and natural gas liquids	**24,359**	20,684	**96,532**	65,237
Hedging gain (loss)	**(22,377)**	1,317	**(39,587)**	1,709
Total revenue	**127,633**	87,127	**431,695**	300,501

As at December 31, 2005, Peyto had committed to the forward sale of 355,100 barrels of crude oil at an average price of $68.19 per barrel and 22.7 million gigajoules (GJ) of natural gas at an average price of $8.64 per GJ. This presold volume for 2006 represents 60% of our current gas production net of royalties and 33% of our current liquids production net of royalties. Based on the historical heating value of Peyto's natural gas, the price per mcf on the forward sale will be $10.11, which is 15% higher than the price Peyto realized in 2005.

Performance Based Compensation

When Peyto converted to a trust in July, 2003, a formal performance based compensation plan was adopted. Performance based compensation was established to compensate employees for per unit market and reserve value growth. The market based component replaced the old stock option plan. It was designed to be less costly, more transparent, more tax efficient for the unitholders and to provide better alignment with unitholders' objectives. The reserve value component was meant to compensate based on per unit growth of the proved producing reserve value discounted at 8%, independent of increases due to commodity prices. A more detailed discussion of our market and reserve value based compensation plan is available on our website.

Total performance based compensation paid in 2005 was $57.8 million (market component - $45 million; reserve value component - $12.8 million). Growth in the share price in the prior two years accounted for 82% of the total market performance based compensation paid in 2005. Total performance based compensation paid by the trust in its first 30 months represents 7% of the total return that unitholders have realized in the market since conversion to a trust.

After the performance based compensation payments, two private placements totaling 1,393,940 trust units were completed to Peyto employees and consultants for proceeds of $34.4 million. Unlike a typical option plan, the employees of Peyto have chosen to re-invest 100% of the after tax proceeds into Peyto trust units at an undiscounted market price. At Peyto, there is a high degree of ownership at all levels; Board, executive and employee. We feel it is through ownership that Peyto's team is best aligned to unitholders.

Sustainable Distributions

As a growth oriented, sustainable trust, our primary objective is to grow our resources from which we generate sustainable distributions for our unitholders. In order for our distributions to be more sustainable and grow, we have to profitably find and develop more reserves. Simply increasing production from our existing reserves will not make us more sustainable. This year we were successful in growing our reserves and improving our sustainability. The results set out herein, continue to prove that our unique model is working. Growth on a per unit basis has allowed us to increase our distributions five times, or by 87% on aggregate, since the conversion to a trust in July 2003. We have now distributed out a total of $271.2 million or $2.855 per unit (adjusted for 2 for 1 split) to our unitholders. Since converting to a trust, we have

returned 37% of the unit price at time of conversion, while increasing the reserves per unit by over 102% and the production per unit by 54%.

Effective with the February 2006 production month, cash distributions were increased by 17 percent to $0.14 per unit per month. This latest increase in distribution is a direct result of the growth in reserves and assets of the trust.

On March 2, 2005, Peyto implemented a Distribution Reinvestment Plan ("DRIP"). The DRIP provides a convenient mechanism for unitholders to reinvest their monthly cash distributions in additional trust units. The DRIP permits the purchase of Peyto trust units from treasury at a 5% discount to market price. On November 21, 2005 the DRIP plan was amended to incorporate an Optional Trust Unit Purchase Plan ("OTUPP") component which provides unitholders enrolled in the DRIP with the opportunity to purchase additional trust units from treasury using the same pricing as the DRIP. Peyto will issue trust units from treasury, subject to certain limitations, at the 5% discount to satisfy the requirements of the DRIP/OTUPP, until it discloses otherwise. The DRIP/OTUPP is currently only available to Canadian resident unitholders. Residents of the United States may not participate in the DRIP/OTUPP Plan, as Peyto is not a registrant with the United States Securities and Exchange Commission. Details of the DRIP/OTUPP are available on Peyto's website www.peyto.com.

Outlook

Every year since Peyto started our capital expenditures have grown. We expect that this will again be the case in 2006. This growth in capital expenditures is a direct reflection of the ability of Peyto's technical team to build our own assets. The total amount of capital we ultimately invest in 2006 will be driven by the number and quality of projects we generate. Capital will only be invested if it meets the long term objectives of the trust. The majority of our capital program will involve drilling, completion and tie-in of low risk development gas wells. During the year, Peyto will be constructing two new gas plants to ensure that we can efficiently access the new reserves we are finding. Capital expenditures will continue to be funded with a combination of funds from operations, working capital, equity and bank lines.

We have now completed our seventh year as an energy business. It is amazing how far Peyto has come with our simple strategy of putting value first. Our business has delivered returns and assets which lead the Canadian energy sector. If you understand the value of your own capital and are interested in understanding the value of Peyto, we suggest that you visit the Peyto website at www.peyto.com where you will find a wealth of information designed to educate and inform investors who understand value and real returns.

National Instrument 51-101 Cautionary Statements

The Canadian Securities Administrators have implemented standards of disclosure for reporting issuers engaged in upstream oil and gas activities effective December 31, 2003. The disclosure standards referred to as National Instrument ("NI") 51-101 establish a regime of continuous disclosure for oil and gas companies and include specific reporting requirements.

- Peyto's year-end reserve report summarized herein is compliant with NI 51-101. Under NI 51-101's revised reserve definitions and evaluation standards, proved plus probable reserves represent a "best estimate" and hence for years prior to 2003, are compared to "established" reserves which were comprised of proved plus 50 percent of probable reserves.
- The term "boes" may be misleading particularly if used in isolation, a boe conversion ratio of 6 mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead
- It should not be assumed that the discounted net present values represent the fair market value of the reserves.
- The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.
- The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Conference Call and Webcast

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2005 results on Thursday, March 9, 2006 at 9:00 a.m. Mountain Standard Time (MST), 11:00 a.m. Eastern Standard Time (EST). To participate, please call 1-416-850-1243 (Toronto area) or 1-800-814-4860 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21115481 followed by the pound key. The replay will be available at 11:00 a.m. MST, 1:00 p.m. EST Thursday, March 9, 2006 until midnight EST on Thursday, March 16, 2006. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1038620 for the English version or http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1038620 for the French version. The archived conference call will be available on the Peyto website at www.peyto.com.

Annual General Meeting

The Trust's Annual General Meeting of Unitholders is scheduled for 2:30p.m. on Tuesday, May 16, 2006 at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade Avenue SW, Calgary, Alberta.

Don T. Gray
President and Chief Executive Officer
March 8, 2006

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Peyto Energy Trust ("Peyto") for the years ended December 31, 2005 and 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Trust was created by way of a Plan of Arrangement effective July 1, 2003 which reorganized Peyto Exploration & Development Corp. ("PEDC") from a corporate entity into a trust. Accordingly, the consolidated financial statements were reported on a continuity of interests basis. As such, comparative figures for the periods prior to July 1, 2003 are the financial results of PEDC. This discussion provides management's analysis of Peyto's historical financial and operating results and provides estimates of Peyto's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of March 8, 2006. Additional information about Peyto, including the most recently filed annual information form is available at www.sedar.com.

Certain information set forth in this Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive there from. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before performance based compensation, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Peyto, to review their capital structures. To the best of our knowledge, Peyto's foreign ownership level currently stands at approximately 26.3 percent, well below the level that would jeopardize Peyto's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Peyto is an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Department of Finance has subsequently announced that they are taking more time to consider the proposed legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure.

OVERVIEW

Peyto is a Canadian energy trust involved in the development and production of natural gas in Alberta's deep basin. As at December 31, 2005, we had total proved plus probable reserves of 153.4 million barrels of oil equivalent with a reserve life of 18.9 years as evaluated by our independent petroleum engineers. Our production is weighted as to approximately 83% natural gas and 17% natural gas liquids and oil.

The Peyto model is designed to deliver growth in its assets, production and income, all on a per unit basis. The model is built around three key principles:

- Using our technical expertise to achieve the best return on capital employed, through the development of internally generated drilling projects.
- A low payout ratio designed to efficiently fund our growing inventory of drilling projects.
- Having an asset base which is made up of high quality long life natural gas reserves.

Operating results over the last seven years indicate that we have successfully implemented these principles. Our business model makes Peyto a truly unique energy trust.

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Trust for the periods indicated. Reference should be made to the audited consolidated financial statements of the Trust, which are available at www.sedar.com.

Year Ended December 31 ($000 except per unit amounts)	**2005**	2004	2003
Total revenue (before royalties)	**431,695**	300,501	216,931
Funds from operations	**296,970**	209,106	151,407
Per unit – basic*	**3.01**	2.28	1.705
Per unit – diluted*	**3.01**	2.28	1.705
Earnings (loss)	**161,568**	73,782	48,579
Per unit – basic*	**1.64**	0.805	0.545
Per unit – diluted*	**1.64**	0.805	0.545
Total assets	**944,927**	622,577	416,146
Total long-term debt	**180,000**	180,000	150,000
Cash distributions per unit*	**1.39**	1.02	0.45

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

QUARTERLY FINANCIAL INFORMATION

	2005				2004			
($000 except per unit amounts)	**Q4**	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue (net of royalties)	**94,111**	84,912	73,473	72,397	66,024	59,337	53,853	50,197
Funds from operations	**86,607**	77,179	66,548	66,636	60,334	54,211	48,548	46,012
Per unit – basic*	**0.85**	0.78	0.69	0.69	0.65	0.60	0.53	0.51
Per unit – diluted*	**0.85**	0.78	0.69	0.69	0.65	0.60	0.53	0.51
Earnings (loss)	**60,745**	37,702	25,690	37,431	(2,558)	21,650	30,347	24,343
Per unit – basic*	**0.60**	0.38	0.27	0.39	(0.03)	0.24	0.33	0.27
Per unit – diluted*	**0.60**	0.38	0.27	0.39	(0.03)	0.24	0.33	0.27

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

RESULTS OF OPERATIONS

Production

	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
	2005	2004	**2005**	2004
Natural gas (mmcf/d)	**108,356**	97,968	**106,701**	88,842
Oil & natural gas liquids (bbl/d)	**4,185**	4,360	**4,436**	3,882
Barrels of oil equivalent (boe/d)	**22,245**	20,688	**22,219**	18,689

Natural gas production averaged 108.4 mmcf/d in the fourth quarter of 2005, 11 percent higher than the 97.9 mmcf/d reported for the same period in 2004. Oil and natural gas liquids production averaged 4,185 bbl/d, a decrease of 4 percent from 4,360 bbl/d reported in the prior year. Production for the year increased 19 percent from 18,689 boe/d to 22,219 boe/d. The production increases are directly attributable to Peyto's ongoing drilling program.

Commodity Prices

	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
	2005	2004	**2005**	2004
Natural gas ($/mcf)	**12.60**	7.23	**9.62**	7.19
Hedging – gas ($/mcf)	**(2.05)**	0.35	**(0.84)**	0.19
Natural gas – after hedging ($/mcf)	**10.55**	7.58	**8.78**	7.38
Oil and natural gas liquids($/bbl)	**63.27**	51.57	**59.62**	45.92
Hedging – oil ($/bbl)	**(4.84)**	(4.75)	**(4.14)**	(3.26)
Oil and natural gas liquids – after hedging ($/bbl)	**58.43**	46.82	**55.48**	42.66
Total Hedging ($/boe)	**(10.93)**	0.69	**(4.88)**	0.25

Our natural gas price before hedging averaged $12.60/mcf during the fourth quarter of 2005, an increase of 74 percent from $7.23/mcf reported for the equivalent period in 2004. Oil and natural gas liquids prices averaged $63.27/bbl up 23 percent from $51.57/bbl a year earlier. Natural gas prices for the year were up 34 percent at $9.62/mcf while oil and natural gas liquids prices were up 30 percent at $59.62/bbl compared to 2004. Hedging activity for fiscal 2005 decreased Peyto's price achieved by $4.88/boe. Expectations are for commodity prices to remain strong.

Revenue

	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
($000)	**2005**	2004	**2005**	2004
Natural gas	**125,651**	65,126	**374,750**	233,555
Oil and natural gas liquids	**24,359**	20,684	**96,532**	65,237
Hedging gain (loss)	**(22,377)**	1,317	**(39,587)**	1,709
Total revenue	**127,633**	87,127	**431,695**	300,501

For the three months ended December 31, 2005, revenue increased 46 percent to $127.6 million from $87.1 million for the same period in 2004. Revenue for the year was up 44 percent as a result of increased production volumes and commodity prices as detailed in the following table:

	Three Months ended Dec. 31				Twelve Months ended Dec. 31			
	2005	2004	Change	**$million**	2005	2004	Change	**$million**
Natural gas								
Volume (mcf/d)	108,356	97,968	10,388		106,701	88,842	17,859	
Volume (mmcf)	9,969	9,013	956	**7.2**	38,946	32,516	6,430	**47.5**
Price ($/mcf)	10.55	7.58	2.97	**29.6**	8.78	7.38	1.40	**54.5**
Oil & NGL								
Volume (bbl/d)	4,185	4,360	(175)		4,436	3,882	554	
Volume (mbbl)	385	401	(16)	**(0.7)**	1,619	1,421	198	**8.4**
Price ($/bbl)	58.43	46.82	11.61	**4.4**	55.48	42.66	12.82	**20.8**
Total revenue	127.6	87.1	40.5	**40.5**	431.7	300.5	131.2	**131.2**

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government of Alberta. Alberta gas crown royalties are invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.

	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
	2005	2004	**2005**	2004
Royalties, net of ARTC ($000)	**33,522**	21,103	**106,802**	71,089
% of sales	**26**	24	**25**	24
$/boe	**16.38**	11.08	**13.17**	10.39

For the fourth quarter of 2005, royalties averaged $16.38/boe or approximately 26 percent of Peyto's total petroleum and natural gas sales. Year to date royalties were 25 percent of sales in 2005 compared to 24 percent in 2004. The royalty rate expressed as a percentage of sales, will fluctuate from period to period due to the fact that the Alberta Reference Price can differ significantly from the commodity prices obtained by the Trust.

Operating Costs & Transportation

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party gas reduces operating expenses.

	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
	2005	2004	**2005**	2004
Operating costs ($000)				
Field expenses	**5,347**	3,984	**17,609**	12,187
Processing and gathering income	**(1,354)**	(2,031)	**(5,063)**	(4,977)
Total operating costs	**3,993**	1,953	**12,546**	7,210
$/boe	**1.95**	1.03	**1.55**	1.05
Transportation	**1,433**	1,456	**5,520**	4,767
$/boe	**0.70**	0.77	**0.68**	0.70

Operating costs were $4.0 million in the fourth quarter of 2005 compared to $2.0 million during the same period a year earlier. Peyto's high level of drilling activity during 2005 resulted in a producing well count increase of over 35%. The fixed cost structure associated with these wells combined with a general inflationary effect of over 20% in the service sector caused the overall cost increase.

On a unit-of-production basis, operating costs averaged $1.95/boe in the fourth quarter of 2005 compared to $1.03/boe for the fourth quarter of 2004. Operating costs for the year averaged $1.55/boe in 2005 compared to $1.05/boe in 2004.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. The primary factors that produce Peyto's strong netbacks are a low cost structure and the high heat content of our natural gas that results in higher commodity prices.

($/boe)	Three Months ended Dec. 31 **2005**	2004	Twelve Months ended Dec. 31 **2005**	2004
Sale Price	**62.36**	45.78	**53.23**	43.93
Less:				
Royalties	**16.38**	11.08	**13.17**	10.39
Operating costs	**1.95**	1.03	**1.55**	1.05
Transportation	**0.70**	0.77	**0.68**	0.70
Operating netback	**43.33**	32.90	**37.83**	31.79
General and administrative	**0.05**	0.01	**0.08**	0.12
Interest on long-term debt	**0.91**	1.03	**1.07**	1.01
Capital tax	**0.06**	0.16	**0.06**	0.09
Cash netback	**42.31**	31.69	**36.62**	30.57

General and Administrative Expenses

	Three Months ended Dec. 31 **2005**	2004	Twelve Months ended Dec. 31 **2005**	2004
G&A expenses ($000)	**1,874**	1,451	**6,434**	4,593
Overhead recoveries	**(1,778)**	(1,441)	**(5,754)**	(3,790)
Net G&A expenses	**96**	10	**680**	803
$/boe	**0.05**	0.01	**0.08**	0.12

General and administrative expenses before overhead recoveries increased to $1.9 million in the fourth quarter of 2005, as compared to $1.5 million for the same period in 2004 primarily due to staffing increases required to manage our active drilling program and increasing property base. Net of overhead recoveries associated with our capital expenditures program, general and administrative costs increased to $0.05 per boe in the fourth quarter of 2005, from $0.01 per boe in the fourth quarter of 2004. General and administrative expenses for 2005 averaged $0.08/boe in 2005 compared to $0.12 in 2004.

Interest Expense

	Three Months ended Dec. 31 **2005**	2004	Twelve Months ended Dec. 31 **2005**	2004
Interest expense ($000)	**1,857**	1,964	**8,702**	6,905
$/boe	**0.91**	1.03	**1.07**	1.01

2005 interest expense was $8.7 million or $1.07/boe compared to $6.9 million or $1.01/boe a year earlier. Interest rates continue to be favorable and are not expected to increase substantially in the short-term.

Depletion, Depreciation and Accretion

The 2005 provision for depletion, depreciation and accretion totaled $58.2 million as compared to $40.9 million in 2004. On a unit-of-production basis, depletion, depreciation and accretion costs averaged $7.18/boe as compared to $5.98/boe in 2004. Increases or decreases in the depletion rate on a unit-of-production basis are influenced by the reserves added through Peyto's drilling program. As set out under the section "Critical Accounting Estimates", Peyto adopted the CICA pronouncement with respect to Asset Retirement Obligations, effective January 1, 2004.

Income Taxes

The current provision for future income tax increased to $37.6 million in 2005 from $25.6 million in 2004. Included in the 2005 provision was an amount of $8.8 million recorded in the fourth quarter. Our trust structure is unique in that it was designed to provide for discretion at the operating trust level to distribute taxable income to the Trust. Given the significant level of capital expenditures incurred by Peyto in the fourth quarter, the operating trust had additional resource pool deductions available for use which give rise to temporary differences which increased future income taxes in the fourth quarter. Unitholders benefit as the use of these resource pools increases the tax free return of capital component of the cash distributions.

MARKETING

Commodity Price Risk Management

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counter-parties for the purpose of protecting a portion of its future revenues from the volatility of oil and natural gas prices. During 2005, we recorded a hedging loss of $39.6 million as compared to a hedging gain of $1.7 million in 2004. As set out under the section "Critical Accounting Estimates", we adopted, effective January 1, 2004, the CICA Accounting Guideline 13 with respect to Hedging Relationships. A summary of contracts outstanding in respect of the hedging activities are as follows:

Crude Oil Period Hedged	Type	Daily Volume	Price (CAD)
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$65.21/bbl
January 1 to March 31, 2006	Fixed price	100 bbl	$69.40/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.75/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.62/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$68.64/bbl
April 1 to June 30, 2006	Fixed price	300 bbl	$76.00/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$81.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$70.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$72.15/bbl
July 1 to September 30, 2006	Fixed price	300 bbl	$75.40/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$80.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$69.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$71.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$79.00/bbl

Natural Gas Period Hedged	Type	Daily Volume	Price (CAD)
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.15/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.22/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.32/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.72/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.55/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$9.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.10/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.20/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.35/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.45/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.61/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$9.30/GJ

April 1 to October 31, 2006	Fixed price	5,000 GJ	$10.60/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$10.60/GJ
April 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.27/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$8.71/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.00/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.05/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.06/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.28/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$11.40/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$11.60/GJ

Commodity Price Sensitivity

Our low operating costs, low distribution ratio and long reserve life reduce our sensitivity to changes in commodity prices.

Currency Risk Management

The Trust is exposed to fluctuations in the Canadian/US dollar exchange ratio since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars. Currently we have not entered into any agreements to manage this specific risk.

Interest Rate Risk Management

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. Currently we have not entered into any agreements to manage this risk. At December 31, 2005, the increase or decrease in earnings for each 100 bps change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.2 million per annum.

LIQUIDITY AND CAPITAL RESOURCES

Funds from Operations

	Three Months ended Dec. 31		Twelve Months ended Dec. 31	
($000)	**2005**	2004	**2005**	2004
Net earnings	**60,745**	(2,558)	**161,568**	73,782
Items not requiring cash:				
Non-cash provision for (recovery of) performance based compensation	**(57,459)**	(15,966)	**(18,271)**	15,945
Future income tax expense	**8,832**	15,140	**37,618**	25,558
Depletion, depreciation & accretion	**16,642**	10,777	**58,208**	40,880
Non-recurring items:				
Market and reserve value performance based compensation	**57,847**	52,941	**57,847**	52,941
Funds from operations	**86,607**	60,334	**296,970**	209,106

For the quarter ended December 31, 2005, funds from operations totaled $86.6 million or $0.85 per unit, representing a 31 percent increase from the $60.3 million, or $0.65 per unit during the same period in 2004. For fiscal 2005 funds from operations totaled $297.0 million or $3.01 per unit compared to $209.1 million or $2.28 per unit in 2004. Peyto's policy is to distribute approximately 50% of funds from operations to unitholders while retaining the balance to fund its growth oriented capital expenditures program. Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our funds from operations and capital expenditure budget. Accordingly, we assess results throughout the year and revise our operational plans as necessary to reflect the most current information.

Our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $350 million including a $330 million revolving facility and a $20 million operating facility. Available borrowings are limited by a borrowing base, which is based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a one year and one day non-revolving term loan. The loan has therefore been classified as long-term on the balance sheet. The average borrowing rate for 2005 was 4.0% (2004 – 3.7%).

At December 31, 2005, $180 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At December 31, 2005, we had a working capital deficit of $116.5 million.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from equity issued will be sufficient to finance our current operations and planned capital expenditure program. Every year since Peyto started our capital expenditures have grown. We expect that this will again be the case in 2006. The total amount of capital we ultimately invest in 2006 will be driven by the number and quality of projects we generate. Capital will only be invested if it meets the long term objectives of the trust. The majority of our capital program will involve drilling, completion and tie-in of low risk development gas wells. During the year, Peyto will be constructing two new gas plants to ensure that we can efficiently access the new reserves we are finding. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Capital

Peyto implemented a Distribution Reinvestment Plan ("DRIP") effective with the March 2005 distribution whereby eligible unitholders may elect to reinvest their monthly cash distributions in additional trust units at a 5% discount to market price. On November 21, 2005 the DRIP plan was amended to incorporate an Optional Trust Unit Purchase Plan ("OTUPP") which provides unitholders enrolled in the DRIP with the opportunity to purchase additional trust units from treasury using the same pricing as the DRIP.

On December 31, 2005 the Trust completed a private placement of 1,081,570 trust units to employees and consultants for net proceeds of $27,450,247. These trust units were issued on January 12, 2006. On January 13, 2006 35,284 trust units (30,004 pursuant to the DRIP and 5,280 pursuant to the OTUPP) were issued for net proceeds of $882,100.

At December 31, 2005 units to be issued were 1,116,854 on account of the December 31, 2005 private placement, and the December, 2005 Distribution Reinvestment Plan/Optional Trust Unit Purchase Plan. On January 13, 2006, subsequent to the issuance of these units, 103,450,701 trust units were outstanding (December 31, 2005 – 102,333,847).

Authorized: Unlimited number of voting trust units
Issued and Outstanding:

Trust Units (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2003	45,395,122	49,227,530
Trust units issued by private placement	330,150	9,013,095
Trust units issued	2,000,000	85,300,000
Trust unit issue costs	-	(4,587,599)
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued by public offering	5,000,000	152,750,000
Trust unit issue costs	-	(8,054,775)
Trust units issued pursuant to DRIP	279,561	7,448,146
Trust units issued pursuant to OTUPP	206,452	4,800,000

Balance, December 31, 2005	**102,333,847**	**328,735,910**

Performance Based Compensation

The Trust awards performance based compensation to employees and key consultants annually. The performance based compensation is comprised of market and reserve value based components.

The reserve value based component is 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price at December 31 of the current year and a discount rate of 8%.

($ million except unit values)	2005	2004	Change
Net present value of proved producing reserves @ 8% based on constant Paddock Lindstrom 2005 price forecast	2,121.0	1,691.0	
Net debt before performance based compensation	(257.4)	(223.0)	
2005 distributions	-	(136.6)	
Net value	1,863.6	1,331.4	532.2
Equity adjustment factor*			80%
Equity adjusted increase in value			427.1
2005 reserve value based compensation @ 3%			$12.8

*Equity adjustment factor is calculated as the percent increase in value per unit divided by the total percent increase in value

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. Compensation is calculated as the number of vested rights multiplied by the total of the market appreciation (over the price at the date of grant) and associated distributions of a trust unit for that period. A tax factor of 1.333 is then applied to determine the amount to be paid. The 2005 market based component was based on 2.0 million vested rights at an average grant price of $10.82, average cumulative distributions of $4.36 and the five day weighted average closing price of $25.38 (2004 – 2.0 million rights, average grant price of $8.41, average cumulative distributions of $1.365 per unit and five day weighted average closing price of $23.77, all 2004 comparatives adjusted to reflect the May 31, 2005 2 for 1 unit split). In the fourth quarter of 2005, there was a recovery of the previously recorded provision for future performance based compensation due to a reduction of trust unit market price.

The total amount expensed under these plans was as follows:

	2005	2004
	$	$
Market based compensation	**45,045,054**	44,607,873
Reserve value based compensation	**12,802,000**	8,333,000
Total	**57,847,054**	52,940,873

Compensation costs as at December 31, 2005 related to 2.6 million non-vested rights with an average grant price of $20.31 was $21.7 million of which a non-cash provision for future compensation expense of $6.1 million was recorded at December 31, 2004 and an additional $4.0 million was recorded in 2005.

Capital Expenditures

Net capital expenditures for the fourth quarter of 2005 totaled $107.6 million. Exploration and development related activity represented $91.3 million or 85% of the total, while expenditures on facilities, gathering systems and equipment totaled $16.3 million or 15% of the total. The following table summarizes capital expenditures for the year.

($000)	Three Months ended Dec. 31 2005	2004	Twelve Months ended Dec. 31 2005	2004
Land	**3,657**	772	**12,324**	3,975
Seismic	**3,309**	3,314	**11,559**	5,768
Drilling – Exploratory & Development	**84,189**	61,007	**274,360**	167,742
Production Equipment, Facilities & Pipelines	**16,308**	11,799	**59,810**	49,898
Acquisitions & Dispositions	**-**	52	**-**	3,307
Office Equipment	**184**	9	**401**	84
Total Capital Expenditures	**107,647**	76,953	**358,454**	230,774

Cash Distributions

	Three Months ended Dec. 31 2005	2004	Twelve Months ended Dec. 31 2005	2004
Funds from operations ($000)	**86,607**	60,334	**296,970**	209,106
Distributions ($000)	**36,773**	26,443	**136,648**	93,660
Distributions per unit ($)*	**0.36**	0.285	**1.39**	1.02
Payout ratio (%)	**42**	44	**46**	45

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. For Canadian income tax purposes distributions made are considered a combination of income and return of capital. The portion that is return of capital reduces the adjusted cost base of the units.

Contractual Obligations

The Trust is committed to payments under operating leases for office space as follows:

	$
2006	953,484
2007	953,484
2008	1,096,641
2009	1,096,641
2010	1,096,641
2011	1,096,641
	6,293,532

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts as discussed further in the Hedging section.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Peyto units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

During 2005, the Trust paid distributions to the unitholders in the amount of $136.7 million (2004 - $93.7 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit*
January 2005	January 31, 2005	February 15, 2005	$0.095
February 2005	February 28, 2005	March 13, 2005	$0.11
March 2005	March 31, 2005	April 15, 2005	$0.11
April 2005	April 29, 2005	May 15, 2005	$0.11
May 2005	May 31, 2005	June 15, 2005	$0.12
June 2005	June 30, 2005	July 15, 2005	$0.12
July 2005	July 29, 2005	August 15, 2005	$0.12
August 2005	August 31, 2005	September 15, 2005	$0.12
September 2005	September 30, 2005	October 14, 2005	$0.12
October 2005	October 31, 2005	November 15, 2005	$0.12
November 2005	November 30, 2005	December 15, 2005	$0.12
December 2005	December 28, 2005	January 13, 2006	$0.12
			$1.385

*Note: restated for 2 for 1 split of trust units completed May 31, 2005.

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

RISK MANAGEMENT

Investors who purchase our units are participating in the net funds from operations from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds from operations paid to investors and the value of the units are subject to numerous risks inherent in the oil and natural gas industry.

Our expected funds from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Peyto has an ongoing commodity price

risk management policy that. Peyto's marketing strategy is designed to smooth out short term fluctuations in the price of both natural gas and natural gas liquids through future sales. It is meant to be methodical and consistent and to avoid speculation.

Although our focus is on internally generated drilling programs, any acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on our team and perform appropriate levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; if appropriate, re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to attempt to ensure accretive results to the unitholders.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against certain potential losses.

The value of our Trust units is based on among other things, the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. The reserves committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure, to the best of our knowledge, that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are, to the best of our knowledge, in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to maintain substantial rates of growth, we must continue reinvesting in, drilling for or acquiring petroleum and natural gas. Our capital expenditure program is funded primarily through funds from operations, debt and equity.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and Vice President, Finance ("VPF"), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, Peyto's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, under the supervision of, and with the participation of the CEO and VPF. Based on this evaluation, the CEO and VPF have concluded that Peyto's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings are effective to ensure that material information relating to Peyto is made known to management on a timely basis and is included in this report.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent to the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties as well as the calculation of the reserve value based compensation. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2005 were audited by independent petroleum engineers Paddock Lindstrom & Associates Ltd. Paddock has been evaluating reserves in this area and for Peyto for 7 consecutive years.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Full Cost Accounting Ceiling Test

The carrying value of property, plant and equipment is reviewed at least annually for impairment. Impairment occurs when the carrying value of the assets is not recoverable by the future undiscounted cash flows. The ceiling test is based on estimates of proved reserves, production rates, estimated future petroleum and natural gas prices and costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligation

The asset retirement obligation is estimated based on existing laws, contracts or other policies. The fair value of the obligation is based on estimated future costs for abandonment and reclamation discounted at a credit adjusted risk free rate. The liability is adjusted each reporting period to reflect the passage of time and for revisions to the estimated future cash flows, with the accretion charged to earnings. By their nature,

these estimates are subject to measurement uncertainty and the impact on the financial statements could be material.

Future Market Performance Based Compensation

The provision for future market based compensation is estimated based on current market conditions, distribution history and on the assumption that all outstanding rights will be paid out according to the vesting schedule. The conditions at the time of vesting could vary significantly from the current conditions and may have a material effect on the calculation.

Reserve Value Performance Based Compensation

The reserve value based compensation is calculated using the year end independent reserves evaluation which was completed in January 2006. A quarterly provision for the reserve value based compensation is calculated using estimated proved producing reserve additions adjusted for changes in debt, equity and distributions. Actual proved producing reserves additions and forecasted commodity prices could vary significantly from those estimated and may have a material effect on the calculation.

Income Taxes

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income, Financial Instruments and Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865) which will be effective for the reporting year end 2007. The new standards will bring Canadian rules in line with current rules in the US. The standards will introduce the concept of "Comprehensive Income" to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. It is expected that this standard will be effective for the Trust's 2007 reporting. Any instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

ADDITIONAL INFORMATION

Additional information relating to Peyto Energy Trust can be found on SEDAR at www.sedar.com and www.peyto.com.

Exemption # 34773

Quarterly information

	2005				2004
	Q4	Q3	Q2	Q1	Q4
Operations					
Production					
Natural gas (mcf/d)	**108,356**	108,460	106,866	103,043	97,968
Oil & NGLs (bbl/d)	**4,185**	4,569	4,653	4,337	4,360
Barrels of oil equivalent (boe/d @ 6:1)	**22,245**	22,646	22,464	21,511	20,688
Average product prices					
Natural gas ($/mcf)	**10.55**	8.67	8.00	7.81	7.58
Oil & natural gas liquids ($/bbl)	**58.43**	57.22	51.03	55.52	46.82
Average operating expenses ($/boe)	**1.95**	1.70	1.30	1.22	1.03
Average transportation costs ($/boe)	**0.70**	0.66	0.68	0.68	0.77
Field netback ($/boe)	**43.33**	38.39	33.97	35.50	32.90
General & administrative expense ($/boe)	**0.05**	0.13	0.10	0.06	0.01
Interest expense ($/boe)	**0.91**	1.16	1.25	0.97	1.03
Financial ($000 except per unit)					
Revenue	**127,633**	110,566	99,427	94,069	87,127
Royalties (net of ARTC)	**33,522**	25,654	25,954	21,672	21,103
Funds from operations	**86,607**	77,179	66,548	66,636	60,334
Funds from operations per unit*	**0.85**	0.78	0.69	0.69	0.65
Cash distributions	**36,773**	35,505	33,898	30,472	26,443
Cash distributions per unit*	**0.36**	0.36	0.35	0.315	0.285
Percentage of funds from operations distributed	**42%**	46%	51%	46%	44%
Earnings	**60,745**	37,702	25,690	37,431	(2,558)
Earnings per diluted unit*	**0.60**	0.38	0.27	0.39	(0.03)
Capital expenditures	**107,647**	93,001	58,730	99,074	76,953
Weighted average trust units outstanding*	**102,148,411**	98,584,597	96,848,988	96,664,210	92,494,022

Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto Energy Trust

Consolidated Balance Sheets

(unaudited)

	December 31, 2005 $	December 31, 2004 $
Assets		
Current		
Accounts receivable	**82,793,463**	58,992,005
Due from private placements *(Note 6)*	**27,450,247**	27,080,066
Prepaid expenses and deposits	**1,795,540**	5,262,778
	112,039,250	91,334,849
Property, plant and equipment *(Note 3)*	**832,887,287**	531,241,786
	944,926,537	622,576,635
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**208,284,019**	124,753,199
Capital taxes payable	**110,412**	483,081
Cash distributions payable	**11,529,973**	9,067,811
Provision for future performance based compensation *(Note 10)*	**8,748,198**	22,298,937
	228,672,602	156,603,028
Long-term debt *(Note 4)*	**180,000,000**	180,000,000
Provision for future performance based compensation *(Note 10)*	**1,400,970**	6,121,097
Asset retirement obligations *(Note 5)*	**4,729,098**	3,328,834
Future income taxes *(Note 11)*	**108,292,966**	70,675,002
	294,423,034	260,124,933
Unitholders' equity		
Unitholders' capital *(Note 6)*	**328,735,910**	138,953,026
Units to be issued *(Note 6)*	**28,332,345**	27,052,850
Accumulated earnings	**335,925,837**	174,358,093
Accumulated cash distributions *(Note 7)*	**(271,163,191)**	(134,515,295)
	421,830,901	205,848,674
	944,926,537	622,576,635

See accompanying notes

On behalf of the Board:

(signed) *"Michael MacBean"*
Director

(signed) *"Donald T. Gray"*
Director

Peyto Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

For the years ended December 31,

	2005	2004
	$	$
Revenue		
Petroleum and natural gas sales, net	**324,892,613**	229,412,031
Expenses		
Operating *(Note 8)*	**12,546,248**	7,210,155
Transportation	**5,520,140**	4,766,755
General and administrative*(Note 9)*	**679,529**	803,458
Performance based compensation *(Note 10)*	**57,847,054**	52,940,873
Future performance based compensation provision *(Note10)*	**(18,270,866)**	15,944,936
Interest on long term debt	**8,701,501**	6,904,809
Depletion, depreciation and accretion *(Note 3 and 5)*	**58,208,298**	40,879,937
	125,231,904	129,450,923
Earnings before taxes	**199,660,709**	99,961,108
Taxes		
Future income tax expense *(Note 11)*	**37,617,965**	25,558,297
Capital tax expense	**475,000**	621,177
	38,092,965	26,179,474
Net earnings for the year	**161,567,744**	73,781,634
Accumulated earnings, beginning of year	**174,358,093**	100,576,459
Accumulated earnings, end of year	**335,925,837**	174,358,093
Earnings per unit *(Note 6)*		
Basic	**1.64**	0.805
Diluted	**1.64**	0.805

See accompanying notes

Peyto Energy Trust

Consolidated Statements of Cash Flows

For the years ended December 31,

	2005	2004
	$	$
Cash provided by (used in)		
Operating Activities		
Net earnings for the year	**161,567,744**	73,781,634
Items not requiring cash:		
Non-cash provision for (recovery of) performance based compensation	**(18,270,866)**	15,944,936
Future income tax expense	**37,617,965**	25,558,297
Depletion, depreciation and accretion	**58,208,298**	40,879,937
Change in non-cash working capital related to operating activities *(Note 13)*	**35,776,839**	5,029,631
	274,899,980	161,194,435
Financing Activities		
Issue of trust units, net of costs	**191,062,379**	107,765,251
Distribution payments	**(136,647,896)**	(93,659,685)
Increase in bank debt	**-**	30,000,000
Change in non-cash working capital related to financing activities *(Note 13)*	**2,091,981**	(15,808,428)
	56,506,464	28,297,138
Investing Activities		
Additions to property, plant and equipment	**(358,453,535)**	(230,773,505)
Change in non-cash working capital related to investing activities *(Note 13)*	**27,047,091**	20,690,714
	(331,406,444)	(210,082,791)
Net increase (decrease) in cash	**-**	(20,591,218)
Cash, beginning of year	**-**	20,591,218
Cash, end of year	**-**	-

See accompanying notes

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

1. Nature of Operations

Peyto Energy Trust (the "Trust") is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Trust indirectly owns all of the securities of Peyto Exploration & Development Corp. ("Peyto") which entitles the Trust to receive all cash flow available for distribution from the business of Peyto after debt service payments, maintenance capital expenditures and other cash requirements. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust and are entitled to one vote for each Trust unit held at unitholder meetings. The Trust units trade on the TSX under the symbol "PEY.UN". The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in western Canada.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Trust's accounting policies summarized below.

These financial statements include the accounts of Peyto Energy Trust and its wholly owned subsidiaries, Peyto Exploration & Development Corp. and Peyto Operating Trust.

Joint operations

The Trust conducts a portion of its petroleum and natural gas exploration, development and production activities jointly with others and, accordingly, these consolidated financial statements reflect only the Trust's proportionate interest in such activities.

Property, plant and equipment

The Trust follows the full cost method of accounting for its petroleum and natural gas properties. All costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges of non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges related to exploration and development activities. All other general and administrative costs are expensed as incurred.

The Trust evaluates its petroleum and natural gas assets to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves plus the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves plus the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Proceeds from the disposition of petroleum and natural gas properties are applied against capitalized costs except for dispositions that would change the rate of depletion and depreciation by 20% or more, in which case a gain or loss would be recorded.

All costs of acquisition, exploration and development of petroleum and natural gas reserves (net of salvage value) and estimated costs of future development of proved undeveloped reserves are depleted and depreciated using the unit of production method based on estimated gross proved reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Costs of unproved properties are initially excluded from petroleum and natural gas properties for the purpose of calculating depletion. When proved reserves are assigned to the property or it is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion. Depreciation of gas plants and related facilities is calculated on a straight-line basis over a 20-year term. Office furniture and equipment are depreciated over their estimated useful lives at declining balance rates between 20% and 30%.

Asset retirement obligations

The Trust records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Hedging

The Trust uses derivative financial instruments from time to time to hedge its exposure to commodity price fluctuations. The Trust does not enter into derivative financial instruments for trading or speculative purposes. The derivative financial instruments are initiated within the guidelines of the Trust's risk management policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust enters into hedges of its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. These derivative contracts, accounted for as hedges, are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transaction are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

If hedge accounting were not followed, these derivative contracts would be treated as freestanding derivative financial instruments. Any resulting financial asset or liability would be recognized in the balance sheet and measured at fair value, with changes in fair value recognized currently in income.

Revenue recognition

Petroleum and natural gas sales are recognized as revenue when title passes to purchasers, normally at pipeline delivery point for natural gas and at the wellhead for crude oil.

Measurement uncertainty

The amount recorded for depletion and depreciation of property, plant and equipment, the asset retirement obligation and the ceiling test calculation are based on estimates of gross proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant

assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Future income taxes

The Trust follows the liability method of tax allocation. Under this method future income tax assets and liabilities of its subsidiaries are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to unitholders. As the Trust distributes all of its taxable income to unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for future income taxes in the Trust has been made.

3. **Property, Plant and Equipment**

	2005	2004
	$	$
Property, plant and equipment	**976,005,103**	616,422,327
Accumulated depletion and depreciation	**(143,117,816)**	(85,180,541)
	832,887,287	531,241,786

At December 31, 2005 costs of $33,617,224 (December 31, 2004 - $28,663,020) related to undeveloped land have been excluded from the depletion and depreciation calculation.

The Trust performed a ceiling test calculation at December 31, 2005 resulting in the undiscounted cash flows from proved reserves plus the lower of cost and market of unproved properties exceeding the carrying value of petroleum and natural gas assets. The impairment test was calculated at December 31, 2005 using the following independent engineering consultant's forecasted prices:

	2006	**2007**	**2008**	**2009**	**2010**	**Thereafter (2)**
Edmonton Ref Price ($CDN/bbl)(1)	**69.57**	**66.61**	**63.64**	**60.68**	**57.72**	+2%
AECO ($CDN/mmbtu)	**10.54**	9.52	8.32	7.71	7.10	+2%

(1) Future prices incorporated a $0.85 US/CDN exchange rate.
(2) Percentage change of 2.0% represents the change in future prices each year after 2010 to the end of the reserve life.

4. **Long-Term Debt**

The Trust has a syndicated $350 million extendible revolving credit facility. The facility is made up of a $20 million working capital sub-tranche and a $330 million production line. The facilities are available on a revolving basis for a period of at least 364 days and upon the term out date may be extended for a further 364 day period at the request of the Trust, subject to approval by the lenders. In the event that the revolving period is not extended, the facility is available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio that range from prime to prime plus 0.75% for debt to cash flow ratios ranging from less than 1:1 to greater than 2.5:1. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. The average borrowing rate for 2005 was 4.0% (2004 – 3.7%).

5. **Asset Retirement Obligations**

The total future asset retirement obligations are estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and

facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $4.7 million as at December 31, 2005 based on a total future liability of $19.8 million. These payments are expected to be made over the next 50 years. The Trust's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the asset retirement obligations.

The following table reconciles the change in asset retirement obligations:

	2005	2004
	$	$
Carrying amount, beginning of year	**3,328,834**	2,279,411
Increase in liabilities during the period	**1,129,241**	860,453
Settlement of liabilities during the period	**-**	-
Accretion expense	**271,023**	188,970
Carrying amount, end of year	**4,729,098**	3,328,834

6. **Unitholders' Capital**

Authorized: Unlimited number of voting trust units

Issued and Outstanding

Trust Units (no par value)	**Number of Shares/Units**	**Amount $**
Balance, December 31, 2003	45,395,122	49,227,530
Trust units issued by private placement	330,150	9,013,095
Trust units issued by public offering	2,000,000	85,300,000
Trust unit issue costs	-	(4,587,599)
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to Distribution Reinvestment Plan (DRIP)	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued by public offering	5,000,000	152,750,000
Trust unit issue costs	-	(8,054,775)
Trust units issued pursuant to DRIP	279,561	7,448,146
Trust units issued pursuant to Optional Trust Unit Purchase Plan (OTUPP)	206,452	4,800,000
Balance, December 31, 2005	102,333,847	328,735,910

On March 2, 2005, Peyto implemented a Distribution Reinvestment Plan ("DRIP"). On November 21, 2005 the DRIP plan was amended to incorporate an Optional Trust Unit Purchase Plan ("OTUPP") which provides unitholders enrolled in the DRIP with the opportunity to purchase additional trust units from treasury subject to certain limitations, using the same pricing as the DRIP.

Units to be Issued

On December 31, 2005 the Trust completed a private placement of 1,081,570 trust units to employees and consultants for net proceeds of $27,450,247. These trust units were issued on January 12, 2006. On January 13, 2006 35,284 trust units (30,004 pursuant to the DRIP and 5,280 pursuant to the OTUPP) were issued for net proceeds of $882,100. On December 31, 2004 the Trust completed a private placement of 582,500 trust units to employees and consultants for net proceeds of $27,052,850. The trust units were issued on January 4, 2005.

Per Unit Amounts

Earnings per unit have been calculated based upon the weighted average number of units outstanding during the year of 98,576,640 (2004 –91,711,034). There are no dilutive instruments outstanding.

*Note: prior periods have been restated for 2 for 1 split of trust units completed May 31, 2005.

Redemption of Units

The Trust Units are redeemable at any time on demand by the holders thereof. Upon receipt of proper notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The total amount payable by the Trust in respect of the redemption of all Trust Units tendered for redemption shall not exceed $100,000 in the same calendar month, however such limitation may be waived by the Trust.

7. Accumulated Cash Distributions

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. During the year, the Trust paid distributions to the unitholders in the aggregate amount of $136.7 million (2004 - $93.7 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit*
January 2005	January 31, 2005	February 15, 2005	$0.095
February 2005	February 28, 2005	March 13, 2005	$0.11
March 2005	March 31, 2005	April 15, 2005	$0.11
April 2005	April 29, 2005	May 15, 2005	$0.11
May 2005	May 31, 2005	June 15, 2005	$0.12
June 2005	June 30, 2005	July 15, 2005	$0.12
July 2005	July 29, 2005	August 15, 2005	$0.12
August 2005	August 31, 2005	September 15, 2005	$0.12
September 2005	September 30, 2005	October 14, 2005	$0.12
October 2005	October 31, 2005	November 15, 2005	$0.12
November 2005	November 30, 2005	December 15, 2005	$0.12
December 2005	December 28, 2005	January 13, 2006	$0.12

*Note: prior periods have been restated for 2 for 1 split of trust units completed May 31, 2005.

8. Operating Expenses

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party natural gas reduces operating expenses.

	2005	2004
	$	$
Field expenses	**17,609,057**	12,187,102
Processing and gathering income	**(5,062,809)**	(4,976,947)
Total operating costs	**12,546,248**	7,210,155

9. General and Administrative Expenses

General and administrative expenses are reduced by operating and capital overhead recoveries from operated properties.

	2005 $	2004 $
G&A expenses	**6,434,136**	4,593,048
Overhead recoveries	**(5,754,607)**	(3,789,590)
Net G&A expenses	**679,529**	803,458

10. Performance Based Compensation

The Trust awards performance based compensation to employees and key consultants annually. The performance based compensation is comprised of market and reserve value based components.

The reserves value based component is 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price at December 31 of the current year and a discount rate of 8%.

($ million except unit values)	2005	2004	Change
Net present value of proved producing reserves @ 8% based on constant Paddock Lindstrom 2005 price forecast	2,121.0	1,691.0	
Net debt before performance based compensation	(257.4)	(223.0)	
2005 distributions	-	(136.6)	
Net value	1,863.6	1,331.4	532.2
Equity adjustment factor*			80%
Equity adjusted increase in value			427.1
2005 reserve value based compensation @ 3%			$12.8

*Equity adjustment factor is calculated as the percent increase in value per unit divided by the total percent increase in value

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. Compensation is calculated as the number of vested rights multiplied by the total of the market appreciation (over the price at the date of grant) and associated distributions of a trust unit for that period. A tax factor of 1.333 is then applied to determine the amount to be paid. The 2005 market based component was based for 2005 was based on 2.0 million vested rights at an average grant price of $10.82, average cumulative distributions of $4.36 and the five day weighted average closing price of $25.38 (2004 – 2.0 million rights, average grant price of $8.41, average cumulative distributions of $1.365 per unit and five day weighted average closing price of $23.77, all 2004 comparatives adjusted to reflect the May 31, 2005 2 for 1 unit split). In the fourth quarter of 2005, there was a recovery of the previously recorded provision for future performance based compensation due to a reduction of trust unit market price.

The total amount expensed under these plans was as follows:

	2005 $	2004 $
Market based compensation	**45,045,054**	44,607,873
Reserve value based compensation	**12,802,000**	8,333,000
Total	**57,847,054**	52,940,873

For the market based component, compensation costs as at December 31, 2005 related to 2.6 million non-vested rights with an average grant price of $20.31 was $21.7 million of which a non-cash provision for future compensation expense of $6.1 million was recorded at December 31, 2004 and an additional $4.0 million was recorded in 2005.

11. Future Income Taxes

	2005	2004
	$	$
Earnings before income taxes	**199,660,706**	99,961,108
Statutory income tax rate	**37.62%**	38.87%
Expected income taxes	**75,112,358**	38,854,882
Increase (decrease) in income taxes from:		
Non-deductible crown charges	**24,372,435**	19,990,378
Resource allowance	**(21,705,862)**	(15,714,733)
Corporate income tax rate change	**(370,683)**	-
Attributed Canadian Royalty Income (ACRI)	**(1,023,253)**	2,205,065
Income attributed to the trust	**(38,423,907)**	(20,917,147)
Change in valuation allowance for share issue costs	**(994,416)**	-
Other	**651,293**	1,139,852
Future income tax expense	**37,617,965**	25,558,297

The net future income tax liability comprises:

	2005	2004
	$	$
Differences between tax base and reported amounts for depreciable assets	**112,788,707**	81,931,159
Accrued expenditures	**(2,858,527)**	(10,103,715)
Provision for asset retirement obligation	**(1,637,214)**	(1,152,442)
	108,292,966	70,675,002

At December 31, 2005 the Trust has tax pools of approximately $582.4 million (December 31, 2004 - $303.9 million) available for deduction against future income. Peyto Energy Trust has approximately $9.3 million in unrecognized future income tax assets available to reduce future taxable income.

12. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counterparties for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of petroleum and natural gas prices. The Trust believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Trust's firm commitment or forecasted transaction and the underlying basis of the instrument correlates highly with the Trust's exposure. A summary of contracts outstanding in respect of the hedging activities at December 31, 2005 is as follows:

Crude Oil Period Hedged	**Type**	**Daily Volume**	**Weighted Average Price (CAD)**
January 1 to March 31, 2006	Fixed price	1,300 bbl	$58.56/bbl
April 1 to June 30, 2006	Fixed price	1,100 bbl	$71.46/bbl
July 1 to September 30, 2006	Fixed price	900 bbl	$74.52/bbl
October 1 to December 31, 2006	Fixed price	600 bbl	$73.17/bbl

Natural Gas Period Hedged	Type	Daily Volume	Weighted Average Price (CAD)
Nov. 1, 2005 to March 31, 2006	Fixed price	75,000 GJ	$8.21/GJ
April 1 to October 31, 2006	Fixed price	50,000 GJ	$8.23/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	35,000 GJ	$10.01/GJ

As at December 31, 2005, the Trust had committed to the future sale of 355,100 barrels of crude oil at an average price of $68.19 per barrel and 22,735,000 gigajoules (GJ) of natural gas at an average price of $8.64 per GJ or $10.11 per mcf based on the historical heating value of Peyto's natural gas. These contracts will generate revenue totaling $220.6 million. Based on the market's estimate of the future commodity prices as at December 31, 2005 the fair value of these contracts would be $261.4 million.

Subsequent to December 31, 2005 the Trust entered into the following contracts:

Natural Gas Period Hedged	Type	Daily Volume	Price (CAD)
April 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.27/GJ

Fair Values of Financial Assets and Liabilities

The Trust's financial instruments include accounts receivable, due from private placement, current liabilities, provision for future market performance based compensation and long term debt. At December 31, 2005, the carrying value of accounts receivable, due from private placement, current liabilities and provision for future market performance based compensation approximate their value due to their short term nature or method of determination. The carrying value of the long term debt approximates its fair value due to the floating rate of interest charged under the facilities.

Credit Risk

A substantial portion of the Trust's accounts receivable is with petroleum and natural gas marketing entities. The Trust generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Trust's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Trust has not previously experienced any material credit losses on the collection of accounts receivable. Of the Trust's significant individual accounts receivable at December 31, 2005, approximately 42% was due from one company (December 31, 2004 – 50%).

The Trust may be exposed to certain losses in the event of non-performance by counter-parties to commodity price contracts. The Trust mitigates this risk by entering into transactions with counter-parties that have investment grade credit ratings.

Interest rate risk

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. At December 31, 2005, the increase or decrease in earnings for each 1% change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.2 million per annum.

13. Supplemental Cash Flow Information

Changes in non-cash working capital balances

	2005 **$**	2004 $
Accounts receivable	**(23,801,458)**	(17,881,727)
Due from private placement	**(370,181)**	(130,497)
Prepaid expenses and deposits	**3,467,237**	(18,066,972)
Accounts payable and accrued liabilities	**83,530,820**	43,326,215
Capital taxes payable	**(372,669)**	406,355
Cash distributions payable	**2,462,162**	2,258,543
	64,915,911	9,911,917
Attributable to financing activities	**2,091,981**	(15,808,428)
Attributable to investing activities	**27,047,091**	20,690,714
Attributable to operating activities	**35,776,839**	5,029,631

	2005 **$**	2004 $
Cash interest paid during the year	**8,701,501**	6,904,809
Cash taxes paid during the year	**847,669**	214,822

14. Commitments

The Trust is committed to payments under operating leases for office space as follows:

	$
2006	953,484
2007	953,484
2008	1,096,641
2009	1,096,641
2010	1,096,641
2011	1,096,641
	6,293,532

15. Subsequent Events

On February 14, 2006, on private placement basis, 312,370 trust units were issued to employees and consultants at a price of $22.18 per trust unit for proceeds for $6.9 million.

Peyto Exploration & Development Corp. Information

Officers

Don Gray
President and Chief Executive Officer

Ken Veres
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Scott Robinson
Vice President, Operations

Glenn Booth
Vice President, Land

Kathy Turgeon
Vice President, Finance

Stephen Chetner
Corporate Secretary

Cheree Stephenson
Controller

Directors

Ian Mottershead
Rick Braund
Don Gray
Brian Craig
Roberto Bosdachin
John Boyd
Michael MacBean

Auditors
Deloitte & Touche LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
Union Bank of California
Canadian Imperial Bank of Commerce
Royal Bank of Canada
BNP Paribas

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange

PEYTO

Energy Trust

March 15, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for August 15, 2005" Dated July 19, 2005
"Peyto Energy Trust announces second quarter 2005 results" Dated August 10, 2005
"Peyto Energy Trust announces release of 5,000,000 trust units" Dated August 18, 2005
"Peyto Energy Trust announces cash distributions for September 15, 2005" Dated August 19, 2005
"Peyto Energy Trust announces closing of Trust unit financing" Dated September 8, 2005
"Peyto Energy Trust announces cash distributions for October 14, 2005" Dated September 19, 2005
"Peyto Energy Trust announces cash distributions for November 15, 2005" Dated October 19, 2005
"Peyto Energy Trust announces third quarter 2005 results" Dated November 9, 2005
"Peyto Energy Trust announces cash distributions for December 15, 2005" Dated November 21, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated November 21, 2005
"Peyto Energy Trust announces cash distribution for January 13, 2006" Dated December 19, 2005
"Peyto Energy Trust announces approval of amended distribution reinvestment and optional trust unit purchase plan" Dated January 17, 2005
"Peyto Energy Trust announces cash distribution for February 15, 2006" Dated January 18, 2006.
"Peyto Energy Trust announces 2005 year end reserve report and distribution increase" Dated February 14, 2006
"Peyto Energy Trust announces cash distribution for March 15, 2006" Dated February 17, 2006
"Peyto Energy Trust announces 2005 Canadian Tax information" Dated February 28, 2006
"Peyto Energy Trust announces fourth quarter and 2005 year end report to shareholders" Dated March 8, 2006
"Peyto Energy Trust private placement February 15, 2006" Dated March 14, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Sharp
Administrative Coordinator
Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

NEWS RELEASE

MARCH 14, 2006 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST PRIVATE PLACEMENT FEBURARY 15, 2006

CALGARY, ALBERTA – Peyto Energy Trust (Peyto) was first contacted yesterday by the Financial Post and later in the day was contacted by the Toronto Stock Exchange (TSX) with respect to a private placement made to employees, including officers, and key consultants on February 15, 2006. The private placement consisted of 312,370 units at a price of $22.18/unit. Peyto is also aware of an article contained in today's Financial Post titled "TSX PROBES PEYTO ENERGY TRUST BONUS PAYOUT". Yesterday, the TSX indicated they were concerned about the timing of this private placement. The concerns did not relate to the "bonus payout" which is suggested in the title of today's article in the Financial Post.

The TSX concerns relate to the fact that the price for the private placement was calculated immediately prior to the release of the 2005 year end reserve report and Peyto's fifth distribution increase. The private placement price was calculated based on a five day weighted average market price which ended the day of the news release. We understand the TSX's concern with respect to the timing of the private placement and are committed to resolving this situation in a timely manner.

Peyto's reserve value performance based compensation (RVPBC) is quite unique in the energy business. This form of variable compensation is calculated by isolating the proved developed producing (PDP) value created during the year, independent of changes in commodity prices, and adjusts for changes in debt and equity. The proved developed producing reserve category is chosen because it is the most certain reserve category. Peyto believes that the PDP reserves are essentially the finished product and paying for growth in other categories may not ultimately benefit unitholders. This compensation is paid out in cash once the year end reserve report is complete.

The private placement provides a mechanism for employees to voluntarily re-invest a portion of their cash from the RVPBC. The calculation of the RVPBC has nothing to do with the price of the private placement.

Peyto prides itself on a high level of accountability, transparency and fairness to current and prospective unitholders. Peyto is known for its long reserve life, 18.9 years and its low operating costs. If you are interested in learning more about our trust, we suggest that you visit the Peyto website at www.peyto.com. Our website has a wealth of information designed to be transparent, educate and inform investors.

For further information, please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.